In accordance with Rule 202 of Regulation S-T, this Pre-Effective Amendment No. Three to the Form SB-2 Registration Statement is being filed in paper pursuant to a continuing hardship exemption.

02038141

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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

RECEIVED MAY 1 4 2002

FORM SE

FORM FOR SUBMISSION FO PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Monarch Community Bancorp, Inc.	0001169769
Exact name of registrant as specified in charter	Registrant CIK Number
Pre-Effective Amendment No. 3 to Registration Statement on Form SB-2	333-85018
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

James S. Fleischer, P.C.

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 3 1 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereto duly authorized, in the City of __________________, State of __________________, 20____.

____
(Registrant)

By: __________________________
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on May 13, 2002, that the information set forth in this statement is true and complete.

By: James S. Fleischer
James S. Fleischer
Counsel

PRO FORMA VALUATION UPDATE REPORT

MONARCH COMMUNITY BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
MONARCH COMMUNITY BANK
Coldwater, Michigan

Dated As Of:
May 3, 2002

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

May 3, 2002

Board of Directors
Branch County Federal Savings and Loan Association of Coldwater
375 North Willowbrook Road
Coldwater, Michigan 49036

Members of the Board:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion of Branch County Federal Savings and Loan Association, Coldwater, Michigan ("Branch County"). As part of the conversion, Branch County will change its name to Monarch Community Bank ("Monarch Community" or the "Bank"). The common stock issued in connection with the Bank's conversion will simultaneously be acquired by a holding company, Monarch Community Bancorp, Inc. ("Monarch Community Bancorp" or the "Holding Company"). Pursuant to the Plan of Conversion, the common stock will be offered to eligible account holders of the Bank, the Bank's tax qualified employee plans, supplemental eligible account holders, other members, directors, officers and employees of the Bank, members of the local community and the public at large (the Subscription and Community Offerings).

This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our Original Appraisal report, dated March 8, 2002 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization

The Board of Directors of the Bank has adopted a plan of conversion pursuant to which the Bank will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and issue all of its outstanding shares to the Holding Company. Monarch Community Bancorp will sell, in the Subscription and Community Offerings, Holding Company common stock in the amount equal to the appraised value of the Bank. Immediately following the conversion, the only significant assets of the Holding

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Company will be the capital stock of the Bank and the net conversion proceeds remaining after purchase of the Bank's common stock by the Holding Company. Monarch Community Bancorp will use 50 percent of the net conversion proceeds to purchase the Bank's common stock. A portion of the net conversion proceeds retained by the Holding Company will be loaned to the ESOP to fund the ESOP's stock purchases in the offering, and the remainder will be reinvested into investment securities.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Branch County's financial condition, including financial data through March 31, 2002; (2) an updated comparison of Branch County's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended December 31, 2001 and updated financial information through March 31, 2002. The overall composition of the Bank's March 31, 2002 balance sheet was comparable to the December 31, 2001 balance sheet, with the Bank posting an increase in assets during the quarter. Updated reported earnings for the Bank were lower.

Table 1
Monarch Community Bank
Recent Financial Data

	At Dec. 31, 2001		At March 31, 2002	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$168,684	100.0%	$172,694	100.0%
Cash and investment securities	21,390	12.7	20,701	12.0
Mortgage-backed securities	367	0.2	260	0.2
Loans, net	137,739	81.7	142,568	82.6
Real estate owned	2,573	1.5	2,525	1.5
Deposits	105,698	62.7	103,744	60.1
Borrowings	45,500	27.0	51,500	29.8
Total equity	15,365	9.1	15,476	9.0

	12 Months Ended December 31, 2001		12 Months Ended March 31, 2002	
	Amount ($000)	Avg. Assets (%)	Amount ($000)	Avg. Assets (%)
Summary Income Statement				
Interest income	$14,530	8.34%	$14,072	8.10%
Interest expense	(8,117)	(4.66)	(7,638)	(4.40)
Net interest income	$6,413	3.68%	$6,434	3.70%
Provision for losses	(1,039)	(0.60)	(1,013)	(0.58)
Net interest income after provision	$5,374	3.08%	$5,421	3.12%
Other operating income	$1,255	0.73%	$1,165	0.67%
Non-interest operating expense	(6,738)	(3.87)	(6,893)	(3.97)
Net operating income	($109)	(0.06)%	($307)	(0.18)%
Non-operating income				
Net gain(loss) on sale of loans	$1,159	0.67%	$1,157	0.68%
Other net gains(losses)	7	0.00	90	0.05
Net Non-Operating Income	$1,166	0.67%	$1,247	0.73%
Income before taxes	$1,057	0.61%	$940	0.55%
Income taxes	(299)	(0.17)	(245)	(0.14)
Net income	$758	0.44%	$695	0.41%

Sources: Monarch Community's prospectus and internal financial statements.

Monarch Community's total assets increased by $4.0 million, or 2.4 percent, from December 31, 2001 to March 31, 2002, which was evidenced by growth in loans receivable. The loans receivable balance increased from $137.7 million to $142.6 million, or 3.5 percent, during the three months ended March 31, 2002. Comparatively, a decrease was exhibited in cash and investments from December 31, 2001 to March 31, 2002, while balances of mortgage-backed securities also declined. Overall, the concentration of loans receivable comprising total assets increased from 81.7 percent to 82.6 percent as of December 31, 2001 and March 31, 2002, respectively. Over the same time period, the Bank's ratio of cash and investments as percent of assets decreased from 12.7 percent to 12.0 percent, while mortgage-backed securities remained at a minimal level.

Updated credit quality measures indicated that Monarch Community reduced the level of total non-performing assets in portfolio. As shown in Table 1, the balance of real estate owned declined slightly in balance, and remained at 1.5 percent of assets. Non-performing loans, consisting of loans greater than 90 days delinquent and still accruing, and non-accruing loans, decreased from 3.29 percent of assets at December 31, 2001 to 3.19 percent of assets at March 31, 2002. The reserve coverage ratio, the allowance for loan and lease losses as a percent of non-performing loans, increased from 56.57 percent to 57.04 percent between December 31, 2001 and March 31, 2002.

Asset growth was funded by increases in borrowings and equity, which funded a decline in deposits as well. Accordingly, the Bank's updated funding composition exhibited a shift towards a higher concentration of borrowings, as deposits equaled 62.7 percent and 60.1 percent of assets as of December 31, 2001 and March 31, 2002, respectively. Comparatively, the Bank's borrowings increased from 27.0 percent of assets at December 31, 2001 to 29.8 percent of assets at March 31, 2002. Asset growth outpaced the Bank's equity growth, as Monarch Community's updated equity-to-assets ratio of 9.0 percent was lower than the December 31, 2001 ratio of 9.1 percent.

Monarch Community's operating results for the twelve months ended December 31, 2001 and March 31, 2002 are also set forth in Table 1. The Bank's reported earnings of 0.41 percent of average assets for the twelve months ended March 31, 2002 were lower than the 0.44 percent of average assets recorded for the twelve months ended December 31, 2001. On a core earnings basis, Monarch Community continued to report a negative level of core earnings, after excluding the net gains reported over the past twelve month period, consisting primarily of gains on the sale of loans. The Bank's updated core earnings for the twelve months ended March 31, 2002 were lower than the core earnings posted for the twelve months ended December 31, 2001.

Monarch Community's updated net interest income to average assets ratio was higher, increasing from 3.68 percent to 3.70 percent for the twelve months ended December 31, 2001 and March 31, 2002, respectively. The increase in the net interest income ratio was the result of a larger decrease in the interest expense ratio compared to the interest income ratio.

Operating expenses as a percent of average assets exhibited an increase in the Bank's updated earnings, as growth in expenses outpaced Monarch Community's asset growth rate. The ratio of operating expenses as a percent of assets increased by 10 basis points to 3.97 percent for the twelve months ended March 31, 2002. Overall, Monarch Community's higher net interest income and operating expense ratios translated into a less favorable updated expense coverage ratio (net interest income divided by operating expenses) of 0.93 times, lower than the comparable ratio of 0.95 times recorded for the twelve months ended December 31, 2001.

Non-interest operating income declined as a percent of average assets, equaling 0.73 percent and 0.67 percent of average assets for the twelve months ended December 31, 2001 and March 31, 2002, respectively. Accordingly, when factoring non-interest operating income into earnings, the Bank's updated efficiency ratio (operating expenses as a percent of net interest income and non-interest operating income) was less favorable for the twelve months ended March 31, 2002, at 91 percent, versus 88 percent for the twelve months ended December 31, 2001.

Gains realized from the sale of loans remained stable and at noticeable levels for the twelve months ended March 31, 2002, totaling $1.2 million, or 0.68 percent of average assets. Other minor levels of gains were recorded on asset sales, primarily gains on the sale of REO. As noted in the Original Appraisal, due to the significant level of such gains, the Bank's core earnings were negative for the most recent twelve month period, and the core earnings were not meaningful for valuation purposes.

Loan loss provisions established by the Bank decreased from 0.60 percent of average assets for the twelve months ended December 31, 2001 to 0.58 percent of average assets for the twelve months ended March 31, 2002. The slightly lower level of loss provisions reflected in the Bank's updated earnings reflect a relatively stable level of non-performing assets, including continued resolution of certain problem assets. As of March 31, 2002, the Bank maintained valuation allowances equal to 1.20 percent of net loans receivable and 57.04 percent of non-performing loans.

2. <u>Peer Group Financial Comparisons</u>

Tables 2 and 3 present updated financial characteristics and operating results for the Bank along with data for the Peer Group and all SAIF-Insured publicly-traded thrifts. The composition of the Peer Group remains unchanged since the date of the Original Appraisal. The Bank's financial information is based on results through March 31, 2002, while the Peer Group's is for December 31, 2001, or the latest date available.

March 31, 2002, the comparative balance sheet ratios for the Bank and the Peer Group indicated that the Bank's interest-earning asset composition continued to show moderate differences from the Peer Group, in particular the Bank's balance sheet showed a higher level of cash and investments, lower level of MBS and investments and a higher level of loans

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2001

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates						
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth
Monarch Comm Bancorp Inc of MI																	
March 31, 2002	9.7	2.5	82.6	60.1	29.8	0.0	9.0	0.0	9.0	0.0	-0.95	-23.07	-0.04	-4.24	5.10	4.71	4.71
SAIF-Insured Thrifts	5.4	21.3	69.2	67.0	20.7	0.1	10.4	0.5	10.0	0.0	7.97	13.76	5.31	10.30	0.60	4.51	3.96
State of MI	3.4	6.3	85.5	60.5	22.4	0.0	12.6	0.0	12.6	0.0	6.17	45.42	2.65	3.41	-0.36	22.97	23.32
Comparable Group Average	7.0	14.4	74.4	65.7	19.3	0.0	14.0	0.2	13.8	0.0	7.13	35.67	3.02	5.91	17.79	1.00	1.11
Mid-West Companies	7.0	14.4	74.4	65.7	19.3	0.0	14.0	0.2	13.8	0.0	7.13	35.67	3.02	5.91	17.79	1.00	1.11
Comparable Group																	
Mid-West Companies																	
AMFC AMB Fin. Corp. of Munster IN	6.3	6.2	80.8	72.2	17.7	0.0	8.3	0.0	8.3	0.0	4.38	59.19	1.30	13.93	-22.63	1.90	1.90
CTZN Citizens First Bancorp of MI	3.5	15.3	78.2	66.9	15.7	0.0	16.2	0.0	16.2	0.0	13.62	39.95	8.95	0.86	22.96	NM	NM
FFWC FFW Corporation of Wabash IN	3.0	30.0	64.1	65.2	24.4	0.0	9.7	0.5	9.2	0.0	3.59	20.02	-2.80	7.33	-6.32	6.00	7.25
FBEI First Bancorp of Indiana of IN	8.7	25.2	60.2	68.3	13.6	0.0	17.2	1.2	16.0	0.0	5.55	-13.13	20.06	-4.92	NM	-10.17	-10.41
LOGN Logansport Fin. Corp. of IN	6.4	8.8	80.9	60.8	26.0	0.0	12.6	0.0	12.6	0.0	4.11	-14.89	9.06	5.60	1.92	2.29	2.29
MSBF MSB Financial, Inc of MI	4.9	1.6	89.5	62.3	18.8	0.0	17.3	0.0	17.3	0.0	-3.41	28.80	-5.77	12.77	-39.87	9.49	9.49
NEIB Northeast Indiana Bncrp of IN	11.0	16.6	68.9	57.5	31.0	0.0	11.0	0.0	11.0	0.0	-3.52	72.75	-17.88	-6.66	1.97	-1.10	-1.10
RIVR River Valley Bancorp of IN	2.9	9.9	82.4	76.0	13.8	0.0	9.4	0.0	9.4	0.0	18.19	68.43	12.06	11.78	97.03	4.58	4.62
SFBI Security Financial Bcrp of IN	13.8	23.6	55.7	73.3	7.6	0.0	18.6	0.0	18.6	0.0	4.13	32.54	-10.35	-2.73	NM	-0.85	-0.85
SOBI Sobieski Bancorp of S. Bend IN	*6.7*	*18.0*	*71.8*	63.0	25.7	0.0	9.9	0.0	9.9	0.0	18.18	64.72	7.46	14.86	34.62	4.65	4.65
UCBC Union Community Bancorp of IN	9.5	3.1	85.5	57.4	18.2	0.0	23.7	0.0	23.7	0.0	13.56	33.94	11.18	12.20	70.41	-6.76	-6.76
State of MI																	
CTZN Citizens First Bancorp of MI	3.5	15.3	78.2	66.9	15.7	0.0	16.2	0.0	16.2	0.0	13.62	39.95	8.95	0.86	22.96	NM	NM
FBC Flagstar Bancorp, Inc of MI(1)	1.7	2.2	88.8	52.3	32.8	0.0	4.3	0.0	4.3	0.0	8.31	67.52	4.77	-3.41	15.82	36.45	37.14
MSBF MSB Financial, Inc of MI	4.9	1.6	89.5	62.3	18.8	0.0	17.3	0.0	17.3	0.0	-3.41	28.80	-5.77	12.77	-39.87	9.49	9.49

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

receivable. Loans receivable as a percent of assets for the Bank totaled 82.6 percent as of March 31, 2002, higher than the Original Appraisal, while the Peer Group recorded a level of 74.4 percent as of the same date. Assets in cash and equivalents and MBS/investment securities declined for the Bank and increased slightly for the Peer Group. Overall, the Bank's interest-earning assets amounted to 94.8 percent of assets, which continued to be lower than the comparable Peer Group ratio of 95.8 percent.

The Bank continued to maintain a lower level of assets in deposits, along with a higher level of borrowed funds and a lower equity position. As of March 31, 2002, the Bank reported a borrowings level of 29.8 percent of assets versus Peer Group borrowings of 19.3 percent of assets. Updated interest-bearing liabilities to assets ratios equaled 89.9 percent and 85.0 percent for the Bank and the Peer Group, respectively, with the Bank's higher ratio continuing to be largely attributable to a more leveraged capital position, and level of non-earning assets, particularly real estate owned. The Bank posted an updated equity-to-assets ratio of 9.0 percent versus a comparative ratio of 14.0 percent for the Peer Group. Overall, the Bank's updated interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio equaled 105.5 percent, which remained below the comparative Peer Group average of 112.7 percent. As noted in the Original Appraisal, the additional capital realized from the stock conversion should serve to increase IEA/IBL ratio currently maintained by the Bank.

Updated growth rates for the Bank reflect growth for the 12 months ended March 31, 2002, while the Peer Group's figures are for the latest 12 month period. In contrast to the Original Appraisal, the Bank reported a minimal decline in assets, while the Peer Group continued to report asset growth (negative 1.0 percent versus growth of 7.1 percent, comparative figures for the Original Appraisal were positive 2.8 percent and 7.2 percent, respectively). The Bank reported a small decline in loans receivable, versus growth for the Peer Group (negative 0.04 percent versus positive 3.0 percent on average for the Peer Group). Deposits declined for Monarch Community over the past twelve months, versus an increase shown in the Original Appraisal, while the Peer Group continued to record moderate growth in deposits (negative 4.2 percent versus 5.9 percent growth on average for the Peer Group). Net worth for the Bank increased at an annual rate of 4.7 percent reflecting the profitable operations. The Peer Group reported a lower rate of capital growth, due in part to various capital management strategies employed by Peer Group members (such as stock repurchases and dividends). On average, the Peer Group's capital increased by 1.0 percent. Following the increase in capital realized from conversion proceeds, the Bank's capital growth rate will be impacted by a higher pro forma capital position.

Table 3 displays comparative operating results for Monarch Community and the Peer Group, based on the Bank's earnings for the twelve months ended March 31, 2002 and the most recent twelve months for the Peer Group. Updated profitability for the Bank continued to be lower than the Peer Group. Consistent with the characteristics observed in the Original Appraisal, the Bank's operations reflected a higher ratio of net interest income (3.70 percent versus 3.24 percent on average for the Peer Group) and a higher level of non-interest income

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2001

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Monarch Comm Bancorp Inc of MI March 31, 2002	0.41	8.10	4.40	3.70	0.58	3.12	0.00	0.00	0.67	0.67	3.97	0.00	0.73	0.00	8.51	5.42	3.09	2,741	26.06
SAIF-Insured Thrifts	0.79	7.03	4.04	2.99	0.15	2.83	0.07	0.01	0.48	0.56	2.31	0.04	0.14	0.00	7.27	4.57	2.70	4,387	35.17
State of MI	1.08	7.55	4.32	3.23	0.18	3.04	-0.04	0.00	0.53	0.49	2.59	0.01	0.72	0.00	7.91	5.10	2.81	2,760	35.52
Comparable Group Average	0.91	7.24	4.01	3.24	0.19	3.04	0.02	-0.02	0.51	0.51	2.31	0.01	0.08	0.00	7.53	4.72	2.81	4,759	31.12
Mid-West Companies	0.91	7.24	4.01	3.24	0.19	3.04	0.02	-0.02	0.51	0.51	2.31	0.01	0.08	0.00	7.53	4.72	2.81	4,759	31.12
Comparable Group																			
Mid-West Companies																			
AMFC AMB Fin. Corp. of Munster IN	0.64	6.86	4.49	2.37	0.11	2.26	0.11	-0.07	0.77	0.80	2.39	0.00	0.13	0.00	7.41	5.01	2.40	NM	19.84
CTZN Citizens First Bancorp of MI	0.51	7.58	3.75	3.83	0.15	3.67	0.00	0.00	0.64	0.64	2.49	0.00	-1.01	0.00	7.81	4.50	3.31	NM	36.63
FFWC FFW Corporation of Wabash IN	0.91	7.42	4.49	2.93	0.50	2.43	0.00	-0.01	0.57	0.56	1.79	0.07	0.10	0.00	7.63	5.02	2.62	NM	25.52
FBEI First Bancorp of Indiana of IN	0.68	6.81	3.85	2.96	0.18	2.78	0.00	0.00	0.69	0.69	2.79	0.07	0.27	0.00	7.21	4.78	2.44	NM	22.80
LOGN Logansport Fin. Corp. of IN	1.03	7.26	4.21	3.06	0.29	2.77	0.00	-0.15	0.32	0.16	1.51	0.00	0.00	0.00	7.57	4.87	2.69	6,003	27.15
MSBF MSB Financial, Inc of MI	1.77	7.80	3.66	4.14	0.11	4.03	-0.02	0.01	0.63	0.62	2.75	0.00	0.78	0.00	8.11	4.46	3.65	3,516	33.92
NEIB Northeast Indiana Bncrp of IN	0.83	7.32	4.52	2.80	0.24	2.56	0.02	-0.02	0.46	0.47	1.96	0.00	0.08	0.00	7.49	5.05	2.44	NM	28.18
RIVR River Valley Bancorp of IN	1.11	7.33	3.70	3.62	0.25	3.37	0.00	0.00	0.63	0.63	2.63	0.00	0.44	0.00	7.67	4.15	3.52	NM	38.88
SFBI Security Financial Bcrp of IN	0.54	7.03	3.36	3.67	0.09	3.58	0.06	0.04	0.56	0.66	3.37	0.00	-0.07	0.00	7.32	4.05	3.27	NM	31.82
SOBI Sobieski Bancorp of S. Bend IN	0.57	6.92	4.36	2.56	0.16	2.40	0.00	0.00	0.23	0.23	2.08	0.00	0.18	0.00	7.15	4.96	2.19	NM	44.24
UCBC Union Community Bancorp of IN	1.42	7.34	3.66	3.68	0.03	3.65	0.00	-0.04	0.13	0.09	1.60	0.00	0.00	0.00	7.48	5.06	2.42	NM	33.37
State of MI																			
CTZN Citizens First Bancorp of MI	0.51	7.58	3.75	3.83	0.15	3.67	0.00	0.00	0.64	0.64	2.49	0.00	-1.01	0.00	7.81	4.50	3.31	NM	36.63
FBC Flagstar Bancorp, Inc of MI(1)	0.94	7.28	5.56	1.72	0.29	1.43	-0.10	-0.01	0.32	0.21	2.54	0.02	2.39	0.00	7.81	6.34	1.47	2,004	36.02
MSBF MSB Financial, Inc of MI	1.77	7.80	3.66	4.14	0.11	4.03	-0.02	0.01	0.63	0.62	2.75	0.00	0.78	0.00	8.11	4.46	3.65	3,516	33.92

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

(0.67 percent of average assets versus 0.51 percent for the Peer Group). Monarch Community's yield/cost spread continued to exceed the Peer Group's figure.

The Bank continued to compare unfavorably to the Peer Group in terms of operating expenses. The Bank's operating expense ratio increased to 3.97 percent of assets, which remained above the Peer Group's operating expense ratio of 2.31 percent of average assets. This provided the Peer Group with a 166 basis point advantage.

Non-operating income also remained similar to the Original Appraisal, with income for the Bank of 0.73 percent of assets versus a gain of 0.08 percent on average for the Peer Group. The Bank reported a lower effective tax rate as the Peer Group, at 26.06 percent, versus 31.12 percent for the Peer Group. Loan loss provisions were higher for Monarch Community, 58 basis points, versus 19 basis points for the Peer Group.

3. Stock Market Conditions

Since the date of the Original Appraisal, the overall stock market has generally experienced a decline. Stocks traded in a narrow range in mid-March 2002, reflecting uncertainty over the strength of the economic recovery and the prospect of future rate increases by the Federal Reserve. The Federal Reserve's decision to leave short-term rates unchanged at its mid-March meeting, as well as a shift in its policy directive to a neutral stance from one that favored additional easing, provided for a mixed reaction in the stock market. Stocks moved lower in late-March, reflecting first quarter earnings concerns and the prospect of rising interest rates. Concerns about the Mideast conflict further contributed to the slide in stocks during early-April. The broader stock market continued to struggle through mid- and late April, as the result of disappointing first quarter earnings among some of the blue chip stocks and weak earnings forecasts for the balance of 2002. The NASDAQ Composite Index hit a six month low during the week ending May 3, 2002, in spite of the announcement of first quarter GDP growth of 5.8 percent. The telecommunications and technology sector stocks continued to provide negative influences to the overall stock market, while the unemployment rate increased to an eight year high of six percent. On May 3, 2002, the Dow Jones Industrial Average closed at 10006.63 or 5.4 percent lower since the date of the Original Appraisal and the NASDAQ Composite Index closed at 1613.03 or 16.4 percent lower since the date of the Original Appraisal.

In contrast, the market for thrift issues recorded increases in valuation parameters, significantly outperforming the broader stock market since the date of the Original Appraisal. A low inflation reading indicated by the Producer Price Index for February served as a boost to thrift prices in mid-March 2002. Thrift stocks edged lower following the Federal Reserve's March meeting, reflecting growing sentiment that the economic recovery would lead to higher interest rates in the second half of the year. However, as investors became more optimistic about first and second quarter earnings for the thrift sector, along with growing sentiment that Federal Reserve was not likely to raise rates in May, thrift issues strengthened in early-April. The upward momentum in thrift stocks was sustained through mid-April, with the advance supported by favorable first quarter earnings, low inflation data and investors dumping technology stocks in favor of lower risk bank and thrift stocks. The favorable first quarter earnings releases credited the improvement in net income from the lower interest rate environment, which resulted in better spreads and net interest income for the industry. On May 3, 2002, the SNL Index for all publicly-traded thrifts closed at 1145.9, an increase of 14.4 percent since the date of the Original Appraisal.

The updated pricing measures for all SAIF-insured publicly-traded thrifts and the Peer Group reflected similar, and slightly more modest increases compared to the SNL Index. Since the date of the Original Appraisal, the comparative changes in most of the pricing measures for the Peer Group exceeded that of the medians for all SAIF-insured publicly-traded thrifts. Consistent with the Original Appraisal, the Peer Group's pricing characteristics reflected a lower P/B ratio and lower P/E multiples than indicated for the comparable averages for all SAIF-Insured publicly-traded thrifts. Since the date of the Original Appraisal, nine out of the eleven Peer Group companies were trading at higher prices as of May 3, 2002. A comparative pricing analysis of all SAIF-Insured publicly-traded thrifts, the Peer Group and recent conversions is shown in Table 4, based on market prices as of March 8, 2002 and May 3, 2002.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Table 4
Monarch Community Bank
Median Pricing Characteristics

	At March 8, 2002	At May 3, 2002	% Change
Peer Group			
Price/Earnings (x)	10.75x	11.44x	6.4%
Price/Core Earnings (x)	12.82	14.08	9.8
Price/Book (%)	90.17%	100.40%	11.3
Price/Tangible Book(%)	90.17	100.63	11.6
Price/Assets (%)	12.56	12.68	1.0
Avg. Mkt. Capitalization ($Mil)	$33.57	$36.25	8.0
All Publicly-Traded SAIF-Insured Thrifts			
Price/Earnings (x)	13.20x	14.27x	8.1%
Price/Core Earnings (x)	15.15	16.59	9.5
Price/Book (%)	108.26%	118.46%	9.4
Price/Tangible Book(%)	110.72	123.16	11.2
Price/Assets (%)	10.77	11.62	7.9
Avg. Mkt. Capitalization ($Mil)	$261.88	$296.22	13.1
Recent Conversions(1)			
Price/Core Earnings (x)	22.58x	27.67x	22.5%
Price/Book (%)	92.65%	112.16%	21.1

(1) Ratios for May 3, 2002 based on just one conversion transaction completed in the prior three months, a second step conversion of a mutual holding company.

As shown in Table 5, two standard conversion offerings have been completed during the past three months. The average closing pro forma price/tangible book and core price/earnings ratios of the recent standard conversion offerings equaled 63.7 percent and 26.8 times, respectively. The two recent standard conversion offerings exhibited an average price increase of 22.5 percent during their first week of trading. One mutual holding company offering and one second-step conversion were also completed since the date of the Original Appraisal.

Shown in Table 6 are the current pricing characteristics of Willow Grove Bancorp, Inc., which is the only NASDAQ or Exchange-listed full conversion offering that has been completed during last three months. Relative to the Original Appraisal, which was also based on the pricing ratios of one recent conversion offering, the updated recent conversion pricing ratios reflected a 21.1 percent increase on a P/B basis, from 92.65 percent at March 8, 2002 to 112.16 percent at May 3, 2002, and a 22.5 percent increase in the core P/E multiple, from 22.58 times at March 8, 2002 to 27.67 times at May 3, 2002. It should be noted that the

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans			Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Heritage Bancshares, Inc.	TX	2/26/02	HRGB-OTC	$ 40	9.71%	0.81%	93%	$ 4.9	100%	112%	7.6%	NA	NA	8.0%	4.0%	12.8%	0.00%	62.5%	36.3x	11.1%	0.3%	17.8%	1.7%	$10.00	$12.05	20.5%	$11.70	17.0%	$11.75	17.5%
Reserve Bancorp, Inc.	PA	4/8/02	RSVB-OTC	$ 46	11.50%	0.28%	134%	$ 7.4	100%	125%	5.4%	NA	NA	8.0%	4.0%	10.4%	0.00%	64.9%	17.4x	14.2%	0.8%	21.9%	3.7%	$10.00	$12.50	25.0%	$12.80	28.0%	$12.85	28.5%
Averages - Standard Conversions:				**$ 43**	**10.61%**	**0.55%**	**114%**	**$ 6.1**	**100%**	**119%**	**6.5%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**11.6%**	**0.00%**	**63.7%**	**26.8x**	**12.6%**	**0.6%**	**19.8%**	**2.7%**	**$10.00**	**$12.28**	**22.8%**	**$12.25**	**22.5%**	**$12.30**	**23.0%**
Medians - Standard Conversions:				**$ 43**	**10.61%**	**0.55%**	**114%**	**$ 6.1**	**100%**	**119%**	**6.5%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**11.6%**	**0.00%**	**63.7%**	**26.8x**	**12.6%**	**0.6%**	**19.8%**	**2.7%**	**$10.00**	**$12.28**	**22.8%**	**$12.25**	**22.5%**	**$12.30**	**23.0%**
Second Step Conversions																														
Willow Grove Bancorp *	PA	4/4/02	WGBC	$ 644	9.78%	0.75%	92%	$ 64.1	57%	132%	2.5%	NA	NA	8.0%	4.0%	1.8%	2.28%	96.6%	24.1x	16.1%	0.7%	16.9%	4.0%	$10.00	$11.00	10.0%	$11.55	15.5%	$11.62	16.2%
Averages - Second Step Conversions:				**$ 644**	**9.78%**	**0.75%**	**92%**	**$ 64.1**	**57%**	**132%**	**2.5%**	**NA**	**NA**	**8.0%**	**4.0%**	**1.8%**	**2.28%**	**96.6%**	**24.1x**	**16.1%**	**0.7%**	**16.9%**	**4.0%**	**$10.00**	**$11.00**	**10.0%**	**$11.55**	**15.5%**	**$ 11.62**	**16.2%**
Medians - Second Step Conversions:				**$ 644**	**9.78%**	**0.75%**	**92%**	**$ 64.1**	**57%**	**132%**	**2.5%**	**NA**	**NA**	**8.0%**	**4.0%**	**1.8%**	**2.28%**	**96.6%**	**24.1x**	**16.1%**	**0.7%**	**16.9%**	**4.0%**	**$10.00**	**$11.00**	**10.0%**	**$11.55**	**15.5%**	**$ 11.62**	**16.2%**
Mutual Holding Companies(6)																														
Partners Trust Fin. Grp. *	NY	4/4/02	PRTR	$ 983	10.17%	0.95%	87%	$ 64.0	46%	132%	2.9%	Stock	1.35%	8.0%	4.0%	3.2%	2.00%	64.5%	20.5x	12.9%	0.6%	14.9%	4.4%	$10.00	$14.25	42.5%	$14.85	48.5%	$14.98	49.8%
Averages - Mutual Holding Companies:				**$ 983**	**10.17%**	**0.95%**	**87%**	**$ 64.0**	**46%**	**132%**	**2.9%**	**NA**	**NA**	**8.0%**	**4.0%**	**3.2%**	**2.00%**	**64.5%**	**20.5x**	**12.9%**	**0.6%**	**14.9%**	**4.4%**	**$10.00**	**$14.25**	**42.5%**	**$14.85**	**48.5%**	**$ 14.98**	**49.8%**
Medians - Mutual Holding Companies:				**$ 983**	**10.17%**	**0.95%**	**87%**	**$ 64.0**	**46%**	**132%**	**2.9%**	**NA**	**NA**	**8.0%**	**4.0%**	**3.2%**	**2.00%**	**64.5%**	**20.5x**	**12.9%**	**0.6%**	**14.9%**	**4.4%**	**$10.00**	**$14.25**	**42.5%**	**$14.85**	**48.5%**	**$ 14.98**	**49.8%**
Averages - All Conversions:				**$ 428**	**10.29%**	**0.70%**	**102%**	**$35.1**	**76%**	**125%**	**4.6%**	**NA**	**NA**	**8.0%**	**4.0%**	**7.0%**	**1.07%**	**72.1%**	**24.6x**	**13.6%**	**0.6%**	**17.8%**	**3.5%**	**$10.00**	**$12.45**	**24.5%**	**$12.73**	**27.3%**	**$12.80**	**28.0%**
Medians - All Conversions:				**$ 345**	**9.98%**	**0.78%**	**93%**	**$35.7**	**78%**	**129%**	**4.1%**	**NA**	**NA**	**8.0%**	**4.0%**	**6.8%**	**1.00%**	**64.7%**	**22.3x**	**13.5%**	**0.7%**	**17.3%**	**3.9%**	**$10.00**	**$12.28**	**22.8%**	**$12.25**	**22.5%**	**$12.30**	**23.0%**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

May 3, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 6
Market Pricing Comparatives
Prices As of May 3, 2002

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
			Core	Book												Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	12-Mth EPS(2) ($)	Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
SAIF-Insured Thrifts	18.99	296.22	1.05	14.92	15.86	129.77	13.37	138.52	17.40	0.40	2.25	33.26	2,173	10.61	0.75	0.79	8.18	0.68	6.93
Special Selection Grouping(8)	11.62	130.90	0.42	10.36	0.00	112.16	18.74	112.16	27.67	0.24	2.07	57.14	699	16.71	0.75	0.45	2.70	0.68	4.05
Comparable Group																			
Special Comparative Group(8)																			
WGBCD Willow Grove Bancorp of PA	11.62	130.90	0.42	10.36	NM	112.16	18.74	112.16	27.67	0.24	2.07	57.14	699	16.71	0.75	0.45	2.70	0.68	4.05

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Mths (no MHC);

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

meaningfulness of the comparative pricing analysis of the recent conversions is considered to be somewhat diminished as a different single company comprised the averages for both of the pricing dates. Partner's Trust Financial Corporation of NY is the only recent MHC offering that is listed on NASDAQ or an Exchange. On a fully-converted basis, the current pricing characteristics of Partner's Trust indicate a P/B ratio of 83.5 percent and a core P/E multiple of 21.7 times.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Monarch Community Bancorp's pro forma value based upon our comparative analysis to the Peer Group:

Table 7
Monarch Community Bancorp, Inc.
Valuation Adjustments

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Sizeable Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of financial condition, the Bank's and the Peer Group's overall balance sheet characteristics remained comparable and, thus, a moderate downward adjustment remained appropriate for financial condition. The Holding Company's earnings continued to reflect less favorable earnings strength compared to the Peer Group's earnings, as indicated by the Holding Company's less favorable expense coverage and efficiency ratios. The relative differences between the Holding Company's and Peer Group's updated earnings measures also reflected little change from the Original Appraisal. Also consistent with the Original Appraisal, the Holding Company's less favorable earnings strength continued to be indicated by its lower pro forma return on equity. Accordingly, on the basis of the Peer Group's stronger core earnings, a sizeable downward adjustment remained appropriate for the quality, predictability and growth of the Holding Company's earnings relative to the Peer Group's.

The market for thrift stocks was higher since the date of the Original Appraisal, as indicated by the increase recorded in the SNL Index for all publicly-traded thrifts. Similarly, the pricing measures for the Peer Group and for all publicly-traded thrifts were also higher since the date of the Original Appraisal. Activity in the new issue market has been limited, as only two standard conversion offering have been completed during the past three months. The two standard conversions that have been completed within the last three months traded higher in the aftermarket. Accordingly, we have applied a slight upward valuation adjustment for marketing of the issue in this updated appraisal.

* * * * * * * * * * * * *

Overall, taking into account the foregoing factors, particularly the increase in market pricing ratios for thrifts in general, the Peer Group in particular and stock market performance of the two recent conversions, we believe that an increase in the Holding Company's estimated pro market value as set forth in the Original Appraisal is appropriate.

<u>*Valuation Approaches*</u>

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Monarch Community Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for the reinvestment rate, effective tax rate and stock benefit plan assumptions utilized in the Original Appraisal did not change in this update. Offering expenses have been increased to $860,000, as is shown in the updated preliminary prospectus.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

Based on the foregoing, we have concluded that an increase in Monarch Community Bancorp's value is appropriate. Therefore, as of May 3, 2002, the aggregate pro forma market value of Monarch Community Bancorp's conversion stock has been increased from $15,000,000 to $17,500,000 at the midpoint of the valuation range. This valuation increase of is based largely on the increase in the trading prices of the Peer Group companies and secondarily on the increase in the Bank's equity between December 31, 2001 and March 31, 2002.

The Holding Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Holding Company's shareholders. However, we have considered the impact of the Holding Company's adoption of SOP 93-6 in the determination of Monarch Community Bancorp's pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Holding Company's reported earnings equaled $695,000 for the twelve months ended March 31, 2002. Similar to the Original Appraisal, Monarch Community Bancorp's core earnings for the most recent twelve month period were negative and thus not applicable in the valuation estimate. (Note: see Exhibit 1 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Based on Monarch Community Bancorp's reported earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's reported P/E multiple at the $17.5 million midpoint value equaled 24.36 times. The Holding Company's updated reported P/E multiple provided for a premium of 82.5 percent relative to the Peer Group's average reported P/E multiple of 13.35 times (versus a premium of 54.4 percent relative to the Peer Group's average reported P/E multiple as indicated in the Original Appraisal). The implied premium reflected in the Holding Company's pro forma reported P/E multiple takes into consideration the discount implied for the Holding Company's pro forma P/B ratio. See Exhibit 2 for thrift industry stock market pricing ratios and data. The Holding Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 8, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks. In applying the P/B approach, we considered both reported book value and tangible book value, although the Holding Company's balance sheet did not contain any intangibles as of March 31, 2002, and thus book value and tangible book value were identical. Based on the $17.5 million midpoint value, the Holding Company's P/B and P/TB ratios equaled 58.30 percent. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 97.76 percent and 98.82 percent, respectively, Monarch Community Bancorp's updated ratios were discounted by 40.4 percent and 41.0 percent (versus discounts of 41.2 percent and 41.8

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 8
Public Market Pricing
Monarch Comm Bancorp Inc of MI and the Comparables
As of May 3, 2002

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
Monarch Comm Bancorp Inc of MI																			
Superrange	$10.00	$23.14	$0.32	$15.12	31.70	66.16	12.04	66.16	NM	$0.00	0.00	0.00	$192	18.20	2.89	0.38	2.09	(0.08)	(0.47)
Range Maximum	10.00	20.13	0.36	16.06	27.80	62.26	10.62	62.26	NM	$0.00	0.00	0.00	190	17.05	2.93	0.38	2.24	(0.09)	(0.52)
Range Midpoint	10.00	17.50	0.41	17.15	24.36	58.30	9.35	58.30	NM	$0.00	0.00	0.00	187	16.03	2.96	0.38	2.39	(0.09)	(0.58)
Range Minimum	10.00	14.88	0.48	18.63	20.86	53.69	8.04	53.69	NM	$0.00	0.00	0.00	185	14.98	3.00	0.39	2.57	(0.10)	(0.65)
SAIF-Insured Thrifts(7)																			
Averages	18.99	296.22	1.05	14.92	15.86	129.77	13.37	138.52	17.40	0.40	2.25	33.26	2,173	10.61	0.75	0.79	8.18	0.68	6.93
Medians	---	---	---	---	14.27	118.46	11.62	123.16	16.59	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of MI(7)																			
Averages	21.75	275.53	0.04	14.20	10.39	154.58	15.77	154.58	15.43	0.35	1.91	35.19	2,374	12.59	1.01	1.08	13.41	0.60	-0.67
Medians	---	---	---	---	10.39	120.97	17.34	120.97	15.43	---	---	---	---	---	---	---	---	---	---
Comparable Group Averages																			
Averages	16.55	36.25	1.05	16.92	13.35	97.76	13.89	98.82	15.92	0.38	2.36	36.32	237	13.99	0.86	0.91	6.89	0.86	6.36
Medians	---	---	---	---	11.44	100.40	12.68	100.63	14.08	---	---	---	---	---	---	---	---	---	---
State of MI																			
CTZN Citizens First Bancorp of MI	20.02	181.18	1.15	16.55	NM	120.97	19.65	120.97	17.41	0.32	1.60	27.83	922	16.24	0.31	0.52	3.34	1.19	7.69
FBC Flagstar Bancorp, Inc of MI	32.60	629.57	-1.97	13.45	11.20	242.38	10.31	242.38	NM	0.32	0.98	NM	6,107	4.25	NA	0.94	25.89	-0.64	-17.53
MSBF MSB Financial, Inc of MI	12.64	15.85	0.94	12.59	9.58	100.40	17.34	100.40	13.45	0.40	3.16	42.55	91	17.27	1.70	1.77	10.99	1.26	7.83
Comparable Group																			
AMFC AMB Fin. Corp. of Munster IN	11.85	10.20	0.90	13.61	11.29	87.07	7.20	87.07	13.17	0.24	2.03	26.67	142	8.27	0.99	0.65	7.94	0.55	6.80
CTZN Citizens First Bancorp of MI	20.02	181.18	1.15	16.55	NM	120.97	19.65	120.97	17.41	0.32	1.60	27.83	922	16.24	0.31	0.52	3.34	1.19	7.69
FFWC FFW Corporation of Wabash IN	15.70	21.67	1.41	16.08	10.33	97.64	9.45	102.88	11.13	0.56	3.57	39.72	229	9.68	NA	0.91	9.60	0.85	8.91
FBEI First Bancorp of Indiana of IN	14.10	25.34	0.51	17.56	20.74	80.30	13.83	86.50	27.65	0.30	2.13	58.82	183	17.22	0.19	0.68	3.72	0.51	2.79
LOGN Logansport Fin. Corp. of IN	17.51	17.51	1.40	17.40	12.51	100.63	12.68	100.63	12.51	0.48	2.74	34.29	138	12.60	1.46	1.03	8.00	1.03	8.00
MSBF MSB Financial, Inc of MI	12.64	15.85	0.94	12.59	9.58	100.40	17.34	100.40	13.45	0.40	3.16	42.55	91	17.27	1.70	1.77	10.99	1.26	7.83
NEIB Northeast Indiana Bncrp of IN	14.53	22.27	1.19	16.94	11.44	85.77	9.45	85.77	12.21	0.48	3.30	40.34	236	11.02	NA	0.82	7.41	0.77	6.94
RIVR River Valley Bancorp of IN	26.50	21.44	1.80	22.21	10.86	119.32	11.19	119.53	14.72	0.60	2.26	33.33	192	9.38	NA	1.11	11.29	0.82	8.33
SFBI Security Financial Bcrp of IN	19.75	36.83	0.60	19.30	NM	102.33	19.06	102.33	NM	0.00	0.00	0.00	193	18.62	NA	0.52	2.81	0.57	3.07
SOBI Sobieski Bancorp of S. Bend IN	14.50	9.74	0.84	20.04	13.68	72.36	7.16	72.36	17.26	0.32	2.21	38.10	136	9.90	NA	0.56	5.42	0.45	4.29
UCBC Union Community Bancorp of IN	15.00	36.66	0.76	13.81	19.74	108.62	25.75	108.62	19.74	0.44	2.93	57.89	142	23.70	0.48	1.43	5.32	1.43	5.32

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

percent from the Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which mathematically results in a discounted ratio to book value and tangible book value, the Holding Company's comparatively lower pro forma core ROE, and the Holding Company's resulting reported and core P/E multiples.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent standard conversions and second-step offering pricing characteristics at closing and in the aftermarket. As indicated in the Original Appraisal, the pricing characteristics of recent standard conversions are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The two standard conversion offering completed within the past three months (Heritage Bancshares, Inc. of TX and Reserve Bancorp, Inc. of PA were trading at an average P/TB ratio of 80.0 percent as of May 3, 2002. Monarch Community Bancorp's midpoint P/TB ratio of 58.30 percent reflects a 27.1 percent discount to this figure.

3. <u>P/A Approach</u>. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $17.5 million midpoint value, Monarch Community Bancorp's pro forma P/A ratio equaled 9.35 percent. In comparison to the Peer Group's average P/A ratio of 13.89 percent, Monarch Community Bancorp's P/A ratio indicated a discount of 32.7 percent (versus a discount of 36.1 percent at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 3, 2002, the estimated aggregate pro forma market value of the Holding Company was $17,500,000 at the midpoint, equal to 1,750,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum offering amount of $14,875,000 and a maximum offering amount of $20,125,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 1,487,500 shares at the minimum and 2,012,500 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $23,143,750 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares offered of 2,314,750. The pro forma valuation calculations relative to the Peer Group are shown in Table 8 and are detailed in Exhibits 3 and Exhibit 4.

Respectfully submitted,
RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James J. Oren
Senior Vice President

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Peer Group Core Earnings Analysis
As of May 3, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2001

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
AMFC	AMB Fin. Corp. of Munster IN	901	-185	63	0	779	861	0.90
CTZN	Citizens First Bancorp of MI	4,518	8,873	-3,017	0	10,374	9,050	1.15
FFWC	FFW Corporation of Wabash IN	2,097	-221	75	0	1,951	1,380	1.41
FBEI	First Bancorp of Indiana of IN	1,229	-485	165	0	909	1,797	0.51
LOGN	Logansport Fin. Corp. of IN	1,398	0	0	0	1,398	1,000	1.40
MSBF	MSB Financial, Inc of MI	1,654	-726	247	0	1,175	1,254	0.94
NEIB	Northeast Indiana Bncrp of IN	1,969	-195	66	0	1,840	1,533	1.20
RIVR	River Valley Bancorp of IN	1,976	-791	269	0	1,454	809	1.80
SFBI	Security Financial Bcrp of IN	1,064	134	-46	0	1,152	1,865	0.62
SOBI	Sobieski Bancorp of S. Bend IN	715	-230	78	0	563	672	0.84
UCBC	Union Community Bancorp of IN	1,851	0	0	0	1,851	2,444	0.76

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 2

Thrift Industry Stock Prices
As of May 3, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2A
Weekly Thrift Market Line - Part One
Prices As Of May 3, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(190)	19.03	11,669	316.1	19.82	13.24	18.63	1.85	35.19	18.26	1.29	1.10	15.36	14.58	167.15
NYSE Traded Companies(11)	32.08	95,354	3,043.3	33.72	19.65	30.43	4.74	44.06	35.05	2.24	1.66	15.55	13.96	248.82
AMEX Traded Companies(17)	21.22	3,805	85.6	21.94	14.64	21.28	0.66	40.06	21.24	1.38	1.18	18.33	17.63	196.96
NASDAQ Listed OTC Companies(162)	17.85	6,560	146.7	18.59	12.62	17.49	1.78	34.01	16.73	1.21	1.05	15.02	14.28	158.03
California Companies(13)	35.23	37,030	1,784.3	37.13	21.89	33.49	5.74	49.00	30.72	2.77	2.50	20.80	20.23	290.64
Florida Companies(8)	16.50	25,615	361.5	17.14	10.36	16.10	2.72	60.48	29.79	0.70	0.58	10.71	10.43	118.55
Mid-Atlantic Companies(38)	19.23	18,306	374.0	19.75	12.98	18.74	2.09	43.08	21.61	1.20	1.12	14.05	13.21	176.68
Mid-West Companies(88)	17.06	7,201	181.3	17.84	12.38	16.82	1.32	29.36	14.12	1.17	0.93	15.40	14.66	152.00
New England Companies(7)	30.75	10,632	379.4	31.23	19.88	30.28	2.17	48.34	27.57	1.99	1.64	20.56	18.07	248.06
North-West Companies(9)	18.29	11,596	267.7	18.60	12.90	17.96	2.25	36.77	20.46	1.27	1.04	15.53	14.16	144.68
South-East Companies(20)	15.63	3,448	56.0	16.23	11.29	15.37	1.50	26.01	15.82	1.02	0.85	14.20	13.85	132.59
South-West Companies(4)	20.46	2,558	67.1	22.70	15.27	20.29	-0.32	29.81	16.23	2.05	1.99	16.42	15.17	239.56
Western Companies (Excl CA)(3)	15.53	2,718	38.2	17.50	12.05	15.42	1.26	26.31	14.01	1.10	1.13	15.02	14.91	176.31
Thrift Strategy(175)	18.62	7,331	214.9	19.37	13.05	18.23	1.83	34.34	17.20	1.26	1.08	15.46	14.79	162.51
Mortgage Banker Strategy(9)	24.68	47,509	822.1	26.00	16.04	24.09	2.18	47.75	27.99	1.68	1.32	15.87	13.06	240.38
Real Estate Strategy(2)	11.33	4,837	55.2	12.63	8.57	11.05	2.28	27.18	10.92	1.14	0.83	9.07	9.06	121.00
Diversified Strategy(4)	27.26	115,558	3,531.8	28.22	16.86	26.69	1.86	46.37	44.29	1.62	1.27	13.29	11.68	219.34
Companies Issuing Dividends(163)	19.23	12,108	341.2	20.00	13.49	18.83	1.92	34.02	17.55	1.31	1.13	15.44	14.62	164.07
Companies Without Dividends(27)	17.53	8,482	133.0	18.48	11.38	17.17	1.34	43.69	23.41	1.18	0.82	14.83	14.26	189.55
Equity/Assets <6%(16)	20.21	21,212	597.6	21.17	12.89	19.44	2.68	43.56	28.64	1.42	0.91	13.49	11.81	265.40
Equity/Assets 6-12%(128)	20.08	12,293	357.3	20.91	13.85	19.68	1.84	36.18	19.02	1.43	1.24	15.67	14.78	181.29
Equity/Assets >12%(46)	15.87	6,918	115.8	16.49	11.74	15.62	1.62	29.85	12.89	0.87	0.78	15.15	14.94	97.92
Converted Last 3 Mths (no MHC)(1)	11.62	11,265	130.9	11.80	5.14	11.45	1.48	122.61	37.68	0.28	0.42	10.36	10.36	62.01
Actively Traded Companies(15)	30.09	69,438	2,301.4	30.79	19.79	29.29	2.54	38.53	28.05	2.12	2.00	15.79	13.50	224.21
Market Value Below $20 Million(39)	12.69	1,182	13.9	13.51	9.72	12.53	1.15	21.62	11.48	0.75	0.60	14.02	13.74	133.55
Holding Company Structure(187)	19.07	11,825	320.9	19.86	13.27	18.67	1.87	34.98	17.99	1.30	1.10	15.36	14.57	166.49
Assets Over $1 Billion(51)	26.01	35,395	1,039.2	26.94	16.73	25.00	3.61	43.45	27.14	1.77	1.47	15.23	13.60	206.96
Assets $500 Million-$1 Billion(36)	19.19	4,670	81.2	19.92	13.28	19.05	0.87	41.45	19.58	1.32	1.20	15.77	15.13	176.07
Assets $250-$500 Million(44)	17.05	2,760	42.5	17.75	12.26	16.91	1.20	37.04	16.10	1.18	0.99	15.59	14.93	166.29
Assets less than $250 Million(59)	14.21	1,451	18.9	14.98	10.83	14.01	1.37	22.69	11.22	0.93	0.78	15.06	14.85	127.02
Goodwill Companies(105)	19.79	16,380	410.7	20.72	13.57	19.35	1.87	35.31	19.79	1.32	1.12	15.12	13.72	176.02
Non-Goodwill Companies(84)	18.15	4,885	189.4	18.76	12.90	17.81	1.86	34.56	15.81	1.28	1.09	15.78	15.78	157.44
Acquirors of FSLIC Cases(7)	34.52	61,766	2,859.9	36.09	23.10	33.01	3.27	19.20	22.37	2.56	2.31	19.19	17.63	278.11

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 3, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(33)	23.13	17,138	500.8	23.85	14.70	22.49	2.72	46.36	23.67	1.28	1.28	14.29	13.38	158.70
NYSE Traded Companies(2)	35.64	80,997	3,157.8	36.46	20.76	34.39	5.35	44.27	35.42	-0.91	0.59	12.74	10.32	149.24
AMEX Traded Companies(4)	19.75	3,086	61.3	20.55	12.92	19.15	2.57	50.49	22.50	1.45	1.49	15.69	15.18	164.82
NASDAQ Listed OTC Companies(27)	22.69	14,388	364.1	23.38	14.51	22.08	2.53	45.89	22.94	1.42	1.31	14.19	13.34	158.48
California Companies(1)	29.75	5,859	174.3	31.80	15.90	30.00	-0.83	63.91	41.94	3.10	3.10	23.54	23.53	257.43
Mid-Atlantic Companies(9)	26.90	44,810	1,401.8	27.46	16.38	25.93	4.34	49.87	24.99	0.95	1.10	12.20	10.47	155.72
New England Companies(19)	22.98	6,510	162.2	23.76	15.00	22.34	2.46	47.01	23.38	1.42	1.37	15.39	14.64	167.35
North-West Companies(3)	15.82	6,327	97.7	16.17	10.37	15.55	1.64	36.12	20.63	1.15	1.01	13.09	13.07	112.85
South-East Companies(1)	7.33	3,112	22.8	8.00	6.01	7.37	-0.54	16.35	7.79	0.29	0.29	7.61	7.61	68.70
Thrift Strategy(29)	23.14	15,684	481.3	23.90	14.67	22.60	2.31	46.19	22.98	1.23	1.29	14.90	13.95	160.49
Mortgage Banker Strategy(1)	23.40	85,154	1,992.6	23.53	15.62	22.35	4.70	39.37	33.71	1.31	1.33	6.68	6.67	102.60
Real Estate Strategy(1)	12.02	7,398	88.9	12.75	8.50	12.20	-1.48	32.82	27.20	0.96	0.89	5.74	5.74	62.67
Diversified Strategy(2)	28.50	8,359	233.9	28.77	17.75	26.11	9.46	58.99	26.45	2.05	1.41	13.72	12.57	209.66
Companies Issuing Dividends(32)	22.92	17,502	511.3	23.59	14.66	22.24	2.83	45.79	23.08	1.22	1.22	13.99	13.05	155.51
Companies Without Dividends(1)	29.75	5,859	174.3	31.80	15.90	30.00	-0.83	63.91	41.94	3.10	3.10	23.54	23.53	257.43
Equity/Assets <6%(4)	18.66	4,936	101.2	19.27	11.78	18.29	1.61	53.67	29.70	1.41	1.04	10.99	10.71	207.07
Equity/Assets 6-12%(24)	24.41	20,247	609.1	25.12	15.29	23.65	3.03	48.36	24.65	1.30	1.36	14.31	13.21	162.61
Equity/Assets >12%(5)	19.72	9,537	220.9	20.47	13.62	19.41	1.85	32.37	15.33	1.11	1.08	16.16	15.81	110.89
Actively Traded Companies(8)	23.81	5,529	124.6	24.62	15.79	23.10	2.62	42.89	20.86	1.64	1.48	15.57	15.06	161.87
Market Value Below $20 Million(1)	14.10	1,352	19.1	14.80	10.20	14.25	-1.05	28.30	1.00	1.00	1.06	10.75	10.65	130.42
Holding Company Structure(30)	23.06	18,763	549.0	23.81	14.55	22.38	2.89	46.87	24.93	1.20	1.22	14.05	13.09	153.19
Assets Over $1 Billion(14)	27.92	34,550	1,061.7	28.77	17.06	26.81	4.56	50.94	27.72	1.21	1.33	14.24	12.63	155.14
Assets $500 Million-$1 Billion(7)	20.20	5,173	101.0	20.92	13.10	20.04	1.16	46.75	24.37	1.33	1.13	14.64	14.11	155.81
Assets $250-$500 Million(9)	20.02	2,893	48.7	20.59	13.45	19.66	1.36	41.71	20.51	1.46	1.46	14.80	14.47	182.03
Assets less than $250 Million(3)	15.94	1,793	22.0	16.40	10.75	15.54	1.33	36.48	11.50	1.00	0.93	12.31	12.28	119.86
Goodwill Companies(23)	24.69	21,535	646.8	25.51	15.45	23.90	3.32	49.93	24.35	1.32	1.36	14.61	13.35	172.77
Non-Goodwill Companies(10)	19.15	5,902	127.8	19.59	12.79	18.87	1.17	37.23	21.92	1.16	1.10	13.46	13.46	122.74

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 3, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(21)	18.57	12,726	95.5	19.55	10.95	18.09	2.37	74.17	25.48	0.54	0.57	10.47	9.83	88.01
BIF-Insured Thrifts(7)	23.12	33,659	417.5	23.79	14.25	22.71	1.43	60.82	25.58	0.89	0.73	11.94	10.96	111.99
AMEX Traded Companies(2)	12.78	6,429	44.1	12.97	7.85	12.61	2.19	58.11	21.45	0.43	0.38	9.90	9.90	55.30
NASDAQ Listed OTC Companies(26)	20.34	19,007	188.0	21.31	12.13	19.85	2.13	71.99	25.87	0.64	0.63	10.93	10.13	97.52
Mid-Atlantic Companies(18)	19.22	14,641	146.3	20.16	11.07	18.78	2.22	74.85	25.50	0.63	0.61	10.04	9.40	88.27
Mid-West Companies(5)	19.07	25,138	248.6	19.53	12.40	18.32	3.09	46.33	19.28	0.65	0.86	12.09	11.00	105.63
New England Companies(3)	21.11	36,090	369.7	22.03	15.33	21.18	-0.45	39.10	21.29	0.87	0.49	13.80	12.86	133.51
South-East Companies(2)	23.50	12,016	74.5	25.00	12.66	22.88	2.10	119.39	42.19	0.28	0.25	11.83	11.26	77.10
Thrift Strategy(27)	19.42	16,062	154.9	20.30	11.39	18.94	2.23	73.05	25.57	0.60	0.61	10.65	9.97	89.70
Diversified Strategy(1)	26.37	61,600	660.6	27.82	20.66	26.36	0.04	19.70	24.04	1.23	0.56	15.18	13.30	193.03
Companies Issuing Dividends(26)	19.46	18,045	182.2	20.32	11.63	19.01	2.11	65.92	22.31	0.65	0.64	10.71	9.91	97.06
Companies Without Dividends(2)	22.49	17,020	107.4	23.80	13.39	21.82	2.45	124.90	60.61	0.31	0.25	12.31	12.31	60.35
Equity/Assets 6-12%(16)	21.21	26,018	270.7	22.02	12.58	20.46	3.35	66.38	23.76	0.72	0.71	10.87	9.74	113.81
Equity/Assets >12%(12)	17.61	6,676	43.5	18.64	10.66	17.55	0.44	77.06	27.95	0.49	0.47	10.80	10.63	66.27
Holding Company Structure(24)	19.51	16,674	166.9	20.38	11.33	19.01	2.40	70.75	23.07	0.66	0.63	10.49	9.79	91.09
Assets Over $1 Billion(8)	23.52	49,194	517.9	23.87	14.88	22.40	5.17	61.85	34.99	0.93	0.81	11.68	10.37	118.15
Assets $500 Million-$1 Billion(4)	22.96	10,805	83.7	24.16	12.78	22.13	3.47	97.54	30.95	0.66	0.60	12.94	12.20	89.22
Assets $250-$500 Million(8)	18.81	4,456	27.0	20.20	10.11	18.69	0.33	85.65	23.45	0.43	0.43	9.31	8.85	89.13
Assets less than $250 Million(8)	14.81	2,386	14.6	15.69	9.53	14.92	-0.12	51.85	14.66	0.46	0.57	10.12	9.74	76.77
Goodwill Companies(11)	18.11	18,058	144.0	18.66	11.19	17.60	2.84	62.36	22.30	0.68	0.68	10.60	8.85	111.14
Non-Goodwill Companies(16)	21.30	18,171	206.8	22.53	12.09	20.85	1.73	78.97	26.09	0.59	0.57	11.03	11.03	82.44
MHC Institutions(28)	19.71	17,959	176.0	20.61	11.78	19.25	2.13	70.83	25.50	0.62	0.61	10.84	10.11	94.00
MHC Converted Last 3 Months(1)	14.98	14,217	95.8	15.11	13.50	14.92	0.40	49.80	49.80	0.47	0.47	10.85	10.85	73.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) *Indicated dividend as a percent of trailing twelve month earnings.*
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 3, 2002

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE	Traded Companies														
BBX	BankAtlantic Bancorp of FL	12.24	58,209	712.5	13.01	6.81	12.25	-0.08	73.37	33.33	0.58	0.60	7.53	6.84	80.13
CF	Charter One Fin., Inc. of OH	34.98	220,018	7,696.2	35.87	23.40	35.07	-0.26	26.65	28.84	2.28	1.94	13.31	11.72	173.51
CFB	Commercial Federal Corp. of NE	29.68	45,258	1,343.3	29.90	21.10	28.64	3.63	33.57	26.30	2.16	2.09	16.23	12.00	285.07
DSL	Downey Financial Corp. of CA	55.56	28,213	1,567.5	60.10	32.62	50.50	10.02	31.35	34.69	4.26	3.71	26.01	25.90	393.61
FED	FirstFed Financial Corp. of CA	29.79	17,259	514.1	36.60	21.41	27.50	8.33	-2.17	16.23	2.91	2.89	18.87	18.13	273.84
FBC	Flagstar Bancorp, Inc of MI	32.60	19,312	629.6	32.60	13.62	27.80	17.27	112.65	61.95	2.91	-1.97	13.45	13.45	316.24
GSB	Golden State Bancorp of CA	33.60	135,949	4,567.9	35.43	23.50	32.25	4.19	14.48	28.49	3.01	2.66	18.90	14.19	415.53
GDW	Golden West Fin. Corp. of CA	69.60	155,012	10,788.8	70.90	45.02	67.17	3.62	18.33	18.27	5.24	5.10	27.64	27.64	377.95
GPT	GreenPoint Fin. Corp. of NY*	49.83	100,119	4,988.9	50.20	30.23	49.16	1.36	33.52	39.38	-2.94	1.02	16.55	12.60	201.62
OCN	Ocwen Financial Corp. of FL	9.99	67,152	670.8	10.44	5.00	9.99	0.00	71.94	56.58	-0.24	-0.90	7.13	6.99	30.81
SOV	Sovereign Bancorp, Inc. of PA	14.40	263,400	3,793.0	14.93	8.13	14.12	1.98	32.11	17.65	0.15	0.75	8.17	2.94	132.85
SIB	Staten Island Bancorp of NY*	21.44	61,875	1,326.6	22.72	11.28	19.61	9.33	55.03	31.45	1.13	0.15	8.92	8.03	96.86
WES	Westcorp of Irvine CA	30.48	39,114	1,192.2	31.15	15.53	29.45	3.50	72.40	63.26	1.42	1.38	13.82	13.81	257.51
AMEX	Traded Companies														
ANA	Acadiana Bancshares, Inc of LA	26.65	1,184	31.6	26.86	19.15	26.61	0.15	38.44	14.87	1.96	1.59	22.65	22.65	266.47
ANE	Alliance Bncp of New Eng of CT*	15.10	2,574	38.9	15.45	8.91	15.11	-0.07	66.12	38.41	1.27	1.55	9.44	9.43	164.41
BYS	Bay State Bancorp, Inc. of MA	47.05	1,649	77.6	47.35	30.05	47.30	-0.53	56.31	28.73	2.95	2.94	31.96	31.96	319.94
BHL	Berkshire Hills Bancorp of MA*	23.10	6,274	144.9	25.10	16.50	22.20	4.05	31.92	14.07	1.42	1.62	22.21	20.51	164.46
BFD	BostonFed Bancorp, Inc. of MA	28.30	4,483	126.9	28.50	20.40	28.10	0.71	35.41	17.43	2.15	0.42	20.83	16.87	328.10
CNY	Carver Bancorp, Inc. of NY	11.72	2,296	26.9	12.09	8.15	11.91	-1.60	31.69	30.22	1.20	1.35	14.32	14.12	195.76
EFC	EFC Bancorp, Inc of Elgin IL	16.00	4,622	74.0	16.00	10.80	14.95	7.02	48.15	15.52	1.01	0.98	14.90	14.90	146.18
FCB	Falmouth Bancorp, Inc. of MA*	26.40	916	24.2	26.40	16.03	25.00	5.60	64.79	25.71	1.70	1.43	18.57	18.57	160.45
FAB	FirstFed America Bancorp of MA	26.85	8,116	217.9	26.85	15.50	25.55	5.09	58.88	54.76	1.52	1.20	14.95	14.81	209.31
GAF	GA Financial Corp., Inc. of PA	17.95	5,373	96.4	18.00	14.60	17.60	1.99	21.28	7.16	0.95	0.93	17.92	17.85	159.67
GOV	Gouverneur Bcp MHC of NY(42.4)	9.70	2,277	9.4	9.70	5.69	9.21	5.32	57.72	24.36	0.35	0.33	7.39	7.39	36.62
KNK	Kankakee Bancorp, Inc. of IL	34.70	1,216	42.2	39.40	23.00	38.50	-9.87	45.49	18.43	2.68	2.28	33.87	30.23	403.19
KYF	Kentucky First Bancorp of KY	14.10	925	13.0	14.10	11.35	13.00	8.46	24.23	8.88	0.85	0.85	13.53	13.53	85.04
NBN	Northeast Bancorp of Auburn ME*	14.40	2,578	37.1	15.25	10.25	14.30	0.70	39.13	11.80	1.42	1.34	12.54	12.22	169.97
NEP	Northeast PA Fin. Corp of PA	16.30	4,776	77.8	17.70	12.12	16.50	-1.21	33.61	-3.55	1.00	0.90	15.54	12.99	171.43
PFB	PFF Bancorp, Inc. of Pomona CA	32.99	13,059	430.8	34.20	21.34	32.84	0.46	50.98	19.53	2.58	2.58	21.94	21.84	227.81
SZB	SouthFirst Bancshares of AL	12.05	870	10.5	12.40	9.30	12.05	0.00	3.88	24.23	-0.58	-0.49	16.16	15.53	172.72
SRN	Southern Banc Company of AL	13.00	1,006	13.1	13.00	9.83	12.00	8.33	22.07	15.56	0.52	0.50	17.50	17.46	102.39
TSH	Teche Hlding Cp of Franklin LA	24.12	2,373	57.2	26.00	17.25	25.05	-3.71	39.83	21.82	2.09	2.07	21.99	21.99	210.85
WSB	Washington SB, FSB of Bowie MD	8.39	4,570	38.3	8.49	3.43	8.20	2.32	115.13	64.19	0.54	0.34	6.30	6.30	60.73
WFD	Westfield Finl MHC of MA (47.)*	15.85	10,580	78.8	16.23	10.00	16.00	-0.94	58.50	18.55	0.50	0.42	12.41	12.41	73.98
WFI	Winton Financial Corp. of OH	10.20	4,449	45.4	10.75	8.20	10.50	-2.86	15.25	9.68	0.95	0.60	8.44	8.40	108.88
WRO	Woronoco Bancorp, Inc of MA	20.35	3,715	75.6	21.25	14.43	21.10	-3.55	40.34	13.69	1.14	0.99	18.80	18.28	179.81
NASDAQ	Listed OTC Companies														
AMFC	AMB Fin. Corp. of Munster IN	11.85	861	10.2	11.90	7.95	11.25	5.33	27.42	31.67	1.05	0.90	13.61	13.61	164.52
ASBP	ASB Financial Corp. of OH	10.75	1,546	16.6	10.98	8.75	10.50	2.38	16.47	7.29	0.78	0.74	9.78	9.78	90.49
ABBK	Abington Bancorp of MA*	18.00	3,118	56.1	19.20	12.84	19.15	-6.01	28.57	18.89	1.09	0.85	12.56	11.83	246.99
AABC	Access Anytime Bancorp of NM	8.63	1,460	12.6	9.49	6.31	9.00	-4.11	36.77	7.88	0.94	0.76	9.24	7.96	120.08
AFBC	Advance Fin. Bancorp of WV	16.50	932	15.4	16.90	11.50	16.90	-2.37	38.19	22.22	1.56	1.19	18.54	18.54	213.85
ALLB	Alliance Bank MHC of PA (20.0)	27.90	3,441	19.2	32.60	12.06	27.02	3.26	131.34	2.01	0.68	0.68	10.07	10.07	109.60
ASBI	Ameriana Bancorp of IN	14.60	3,147	45.9	16.00	11.49	14.78	-1.22	27.07	8.96	1.06	0.95	13.63	13.13	162.50
AMFH	American Fin. Holdings of CT*	29.48	23,252	685.5	30.07	20.68	29.80	-1.07	41.73	16.02	1.23	1.05	16.99	16.99	81.74
ABCW	Anchor BanCorp Wisconsin of WI	22.99	24,950	573.6	23.10	13.78	21.35	7.68	53.78	29.59	1.28	1.08	10.41	9.61	143.46
ASFC	Astoria Financial Corp. of NY	32.83	90,074	2,957.1	33.24	24.43	30.77	6.69	13.80	24.07	2.41	2.42	16.57	14.51	251.66
BCSB	BCSB Bankcorp MHC of MD (36.0)	12.99	5,867	27.4	13.70	8.45	13.17	-1.37	46.78	40.43	0.03	0.02	7.21	7.21	70.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 3, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
BKMU Bank Mutual Cp MHC of WI(49.6)	19.94	22,301	219.7	20.30	11.40	19.03	4.78	74.61	30.50	0.91	0.79	13.64	10.99	130.30
BKUNA BankUnited Fin. Corp. of FL	16.58	25,097	416.1	17.08	11.10	15.50	6.97	47.51	11.65	0.86	0.73	11.92	10.79	220.20
BFSB Bedford Bancshares, Inc. of VA	17.00	2,009	34.2	18.00	10.00	16.40	3.66	70.00	24.54	1.24	1.24	11.60	11.60	111.02
BFFC Big Foot Financial Corp. of IL	17.40	1,509	26.3	18.05	12.90	17.81	-2.30	8.75	10.13	0.71	0.86	18.64	18.64	150.88
BRBI Blue River Bancshares of IN	4.75	1,550	7.4	5.50	3.31	4.61	3.04	28.38	13.64	-0.57	-0.56	9.12	7.52	97.89
BYFC Broadway Financial Corp. of CA	15.81	911	14.4	15.81	8.30	13.25	19.32	90.48	25.98	0.72	0.72	15.45	15.45	196.38
BRKL Brookline Bncp MHC of MA(43.4)(8)*	25.39	26,797	299.6	25.44	12.90	24.63	3.09	96.06	54.44	0.72	0.82	10.65	10.65	41.03
CBES CBES Bancorp, Inc. of MO	13.60	876	11.9	14.80	12.00	13.75	-1.09	11.02	-1.45	-0.73	-1.00	16.62	16.62	145.39
CITZ CFS Bancorp, Inc of Munster IN	14.89	13,402	199.6	15.60	11.46	14.94	-0.33	29.93	3.76	0.82	0.89	12.57	12.57	117.73
CKFB CKF Bancorp of Danville KY	19.00	693	13.2	19.00	13.70	18.90	0.53	28.81	28.55	1.53	1.53	18.76	17.18	200.73
CAFI Camco Fin Corp of Cambridge OH	14.25	7,966	113.5	15.15	10.00	14.05	1.42	26.67	12.20	1.07	0.98	11.94	11.57	138.35
CFFN Capitol Fd Fn MHC of KS (35.1)	26.64	74,470	751.5	26.85	15.69	24.38	9.27	69.14	27.83	1.06	1.06	12.70	12.70	116.90
CAVB Cavalry Bancorp, Inc. of TN	13.00	6,989	90.9	13.25	9.75	13.10	-0.76	13.04	13.44	0.29	0.28	6.98	6.98	61.94
CEBK Central Bncrp of Somerville MA*	28.30	1,651	46.7	29.75	18.55	26.75	5.79	52.56	7.24	1.58	1.43	23.57	22.18	262.17
CHFN Charter Fincl MHC of GA (20.0)	30.00	19,822	118.9	32.49	13.27	28.71	4.49	200.00	71.43	0.15	0.03	13.77	13.77	47.70
CFSL Chesterfield Financial of IL	17.75	4,145	73.6	18.15	13.55	17.58	0.97	30.51	8.56	0.67	0.67	18.44	18.44	87.55
CTZN Citizens First Bancorp of MI	20.02	9,050	181.2	20.19	12.50	19.46	2.88	46.35	27.52	0.50	1.15	16.55	16.55	101.89
CFSB Citizens First Fin Corp. of IL	18.50	1,487	27.5	19.55	14.25	18.12	2.10	29.82	4.52	1.40	1.10	20.79	20.79	229.03
CBSA Coastal Bancorp of Houston TX	33.20	5,849	194.2	40.00	26.00	31.41	5.70	13.50	14.88	3.30	3.30	22.21	18.49	444.16
CFCP Coastal Fin. Corp. of SC	9.95	10,616	105.6	10.25	7.30	10.00	-0.50	38.97	3.75	0.90	0.84	5.42	5.42	72.24
CMSB Commonwealth Bancorp Inc of PA	28.53	10,045	286.6	28.57	16.45	27.00	5.67	48.98	28.80	1.37	1.46	14.90	12.42	177.63
CFFC Community Fin. Corp. of VA	11.00	2,258	24.8	11.50	9.63	11.13	-1.17	14.23	3.77	1.16	1.09	11.67	11.64	113.93
CIBI Community Inv. Bncp, Inc of OH	10.95	1,103	12.1	12.97	8.85	9.88	10.83	18.38	9.50	1.06	1.08	10.73	10.73	100.81
SBMC Connecticut Bancshares of CT*	33.35	11,250	375.2	33.35	20.06	31.57	5.64	54.76	29.01	1.13	1.46	20.92	18.00	217.46
COOP Cooperative Bancshares of NC	14.55	2,835	41.2	14.69	9.50	14.08	3.34	27.19	34.72	1.02	0.99	11.86	11.86	161.59
CRZY Crazy Woman Creek Bncorp of WY	14.07	789	11.1	18.50	12.00	14.25	-1.26	7.82	5.39	0.22	0.23	17.09	16.76	89.23
DCOM Dime Community Bancshars of NY*	24.45	25,880	632.8	24.90	12.63	22.64	7.99	88.51	30.68	1.21	1.20	9.42	7.18	107.41
DFBS Dutchfork Bancshares Inc of SC	26.40	1,246	32.9	27.00	16.85	25.25	4.55	56.68	28.47	2.88	0.93	26.30	26.30	196.31
ESBF ESB Financial Corp. of PA	12.15	7,320	88.9	13.55	9.11	12.50	-2.80	10.86	17.39	0.99	0.97	10.92	9.82	172.47
EBSI Eagle Bancshares of Tucker GA(8)	25.78	5,677	146.4	25.94	12.42	25.79	-0.04	98.16	71.98	0.32	0.51	14.76	14.76	202.36
ESBK Elmira Svgs Bank, FSB of NY*	26.99	880	23.8	27.00	19.09	26.65	1.28	39.70	4.61	2.58	2.29	22.59	21.71	317.80
EFBC Empire Federal Bancorp of MT	16.39	1,508	24.7	16.39	13.49	15.13	8.33	21.50	11.12	0.75	0.60	19.26	19.26	98.53
EQSB Equitable Bank of Wheaton MD	28.61	1,313	37.6	28.61	20.80	28.00	2.18	33.07	12.20	2.14	1.92	21.29	21.29	357.79
EVRT Evertrust Fin. Grp, Inc. of WA*	18.64	5,171	96.4	19.25	11.60	18.15	2.70	36.46	22.63	1.02	1.01	17.71	17.71	121.57
FFDF FFD Financial Corp of Dover OH	12.30	1,244	15.3	12.95	9.16	12.14	1.32	26.15	2.50	1.02	0.89	13.20	13.20	109.05
FFLC FFLC Bancorp of Leesburg FL	26.50	3,572	94.7	28.35	18.50	26.79	-1.08	40.96	27.71	1.76	1.76	17.94	17.94	230.45
FFWC FFW Corporation of Wabash IN	15.70	1,380	21.7	15.70	12.00	15.20	3.29	23.14	18.05	1.52	1.41	16.08	15.26	166.15
FMCO FMS Fin Corp. of Burlington NJ	10.75	6,718	72.2	11.70	7.10	10.85	-0.92	34.88	20.38	0.81	0.76	7.77	7.77	143.87
FFHH FSF Financial Corp. of MN	22.75	2,284	52.0	23.00	14.20	22.60	0.66	60.21	28.90	2.04	0.98	19.68	17.16	242.38
FDTR Federal Trust Corp of FL	4.50	5,409	24.3	4.55	2.20	4.26	5.63	95.65	28.94	0.23	0.13	3.43	3.43	56.94
FBCI Fidelity Bancorp of Chicago IL	20.50	3,081	63.2	21.35	14.23	20.50	0.00	40.51	10.87	1.93	1.61	15.66	15.66	216.31
FSBI Fidelity Bancorp, Inc. of PA	20.14	2,085	42.0	20.25	13.62	20.08	0.30	47.55	24.32	1.77	1.60	16.84	15.96	269.06
FFFL Fidelity Bankshares, Inc of FL	21.52	15,790	339.8	21.79	11.11	20.88	3.07	93.00	34.75	0.39	0.40	11.21	11.06	133.79
FFED Fidelity Fed. Bancorp of IN(8)	2.40	5,987	14.4	4.25	1.53	2.41	-0.41	49.07	-1.64	0.04	-0.15	1.99	1.83	26.67
FLBC Finger Lakes Bancorp Inc of NY	13.55	3,174	43.0	13.78	8.25	12.84	5.53	65.24	27.23	0.60	0.46	11.58	11.58	108.18
FBTC First BancTrust Corp of IL	16.05	1,521	24.4	16.17	11.70	16.05	0.00	36.02	7.00	1.14	0.80	18.64	18.64	125.84
FBEI First Bancorp of Indiana of IN	14.10	1,797	25.3	14.50	12.25	13.38	5.38	4.44	6.66	0.68	0.51	17.56	16.30	101.95
FBSI First Bancshares, Inc. of MO	12.40	1,742	21.6	14.45	10.10	12.40	0.00	21.09	3.68	1.03	1.03	14.57	14.20	139.34
FBBC First Bell Bancorp, Inc. of PA	17.29	4,774	82.5	17.78	13.26	16.85	2.61	23.06	23.94	1.33	1.28	13.92	13.92	179.14
FCAP First Capital, Inc. of IN	16.40	2,546	41.8	16.70	10.51	16.00	2.50	56.04	13.89	1.19	1.15	13.09	13.05	108.19
FDEF First Defiance Fin. Corp of OH	18.40	6,869	126.4	18.60	12.79	18.05	1.94	19.09	21.05	1.99	1.01	16.20	14.27	165.25
FESX First Essex Bancorp, Inc of MA*	34.12	7,601	259.3	34.39	21.90	31.59	8.01	51.64	21.08	2.22	2.10	16.47	14.27	209.49
FFBH First Fed. Bancshares of AR	24.55	3,051	74.9	24.75	19.25	24.05	2.08	26.55	6.74	1.79	1.63	23.29	23.29	222.96
FTFC First Fed. Capital Corp. of WI	20.87	20,034	418.1	20.87	13.80	20.02	4.25	43.93	32.93	1.42	0.61	9.60	8.36	135.65
FFKY First Fed. Fin. Corp. of KY	22.51	3,758	84.6	24.25	14.50	23.85	-5.62	55.24	34.31	1.78	1.78	15.15	12.81	162.45

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 3, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FFBI First Federal Bancshares of IL	17.90	2,108	37.7	18.40	14.83	18.40	-2.72	18.86	8.81	0.88	0.81	20.73	20.73	114.88
FFSX First Federal Bankshares of IA	14.00	4,279	59.9	14.15	10.59	14.02	-0.14	20.69	13.36	0.68	0.28	16.75	12.32	152.82
FFBZ First Federal Bncrp, Inc of OH	7.25	3,162	22.9	8.34	5.25	7.00	3.57	18.85	20.83	0.83	0.73	6.51	6.50	72.58
FFCH First Fin. Holdings Inc. of SC	29.96	13,418	402.0	30.44	18.76	28.64	4.61	53.64	23.96	1.83	1.65	11.97	11.18	172.82
FFHS First Franklin Corp. of OH	14.00	1,625	22.8	14.75	9.30	13.50	3.70	43.59	36.59	0.71	0.56	13.76	13.75	173.29
FGHC First Georgia Hold., Inc of GA	3.75	7,720	29.0	6.24	1.86	3.70	1.35	-28.44	-6.25	0.23	0.23	2.59	2.53	31.19
FFSL First Independence Corp. of KS	17.00	940	16.0	17.00	12.50	15.50	9.68	30.77	21.34	2.36	1.63	15.47	15.47	161.17
FKAN First Kansas Fin. Corp. of KS	14.30	1,026	14.7	14.75	13.25	14.30	0.00	0.70	0.00	0.62	0.70	16.77	16.72	148.80
FKFS First Keystone Fin., Inc of PA	18.20	2,041	37.1	18.25	11.91	18.20	0.00	52.81	30.00	1.23	1.19	14.81	14.81	246.07
CASH First Midwest Fin., Inc. of IA	13.60	2,446	33.3	14.40	12.00	13.88	-2.02	15.55	0.59	0.71	0.73	17.62	16.23	225.23
FMSB First Mutual Bncshrs Inc of WA*	15.10	5,204	78.6	15.30	10.00	15.00	0.67	39.56	23.06	1.33	1.02	9.99	9.99	130.35
FNFG First Niagara MHC of NY (38.3)*	24.00	25,723	235.9	24.15	12.71	21.90	9.59	88.83	42.60	0.82	0.81	10.13	6.99	111.10
FNFI First Niles Fin., Inc. of OH	14.16	1,514	21.4	15.70	10.50	14.00	1.14	17.51	8.09	0.54	0.42	11.85	11.85	63.40
FPFC First Place Fin. Corp. of OH	17.59	14,288	251.3	17.90	12.00	16.91	4.02	43.83	11.68	1.19	0.98	13.33	11.86	116.10
FSFF First SecurityFed Fin of IL	20.50	4,305	88.3	20.86	16.80	19.91	2.96	22.02	2.50	1.50	1.49	17.14	17.11	98.38
FSLA First Sentinal Bancorp of NJ	15.01	30,240	453.9	15.14	10.95	14.10	6.45	35.84	19.89	0.84	0.82	7.61	7.43	70.73
FBNW FirstBank NW Corp. of ID	19.89	1,436	28.6	19.98	13.45	18.64	6.71	44.65	22.40	1.59	0.77	19.23	19.23	206.89
FFDB FirstFed Bancorp, Inc. of AL	7.37	2,312	17.0	9.25	5.90	7.37	0.00	-13.29	9.19	0.51	0.51	7.99	7.56	78.82
FFBK FloridaFirst Bancorp of FL	18.70	5,487	102.6	19.00	12.66	18.90	-1.06	24.67	16.22	0.98	0.95	17.25	17.25	119.27
FFIC Flushing Fin. Corp. of NY*	18.95	13,098	248.2	19.05	13.71	18.47	2.60	31.60	6.46	1.14	1.12	10.18	9.89	113.57
FKKY Frankfort First Bancorp of KY	18.40	1,246	22.9	18.78	14.02	18.01	2.17	26.90	5.44	1.20	1.20	14.57	14.57	117.06
GUPB GFSB Bancorp, Inc of Gallup NM	14.99	1,150	17.2	15.00	11.50	14.99	0.00	30.35	17.11	1.57	1.53	13.70	13.70	173.52
GSLA GS Financial Corp. of LA	15.79	1,650	26.1	15.79	14.19	15.23	3.68	3.54	5.69	0.98	0.74	21.46	21.46	114.24
GBNK Gaston Fed Bnp MHC of NC(42.1)	17.00	4,209	30.1	17.50	12.04	17.05	-0.29	38.78	12.96	0.40	0.47	9.89	8.75	106.50
GCFC Grand Central Fin. Corp. of OH	10.76	1,742	18.7	11.36	8.50	10.50	2.48	7.60	9.46	0.31	0.38	10.42	10.42	69.42
GTPS Great American Bancorp of IL	22.50	855	19.2	23.37	15.38	22.90	-1.75	40.63	-0.97	1.40	1.35	21.71	21.71	196.89
PEDE Great Pee Dee Bancorp of SC	12.84	1,775	22.8	13.00	9.62	12.50	2.72	29.57	5.42	0.59	0.59	14.34	13.40	69.60
GAFC Greater Atlant. Fin Corp of VA	6.65	3,012	20.0	6.70	3.01	6.40	3.91	77.33	9.02	0.06	-1.24	7.14	6.71	134.36
GCBC Green Co Bcrp MHC of NY (42.8)	17.98	2,005	15.5	19.75	10.00	18.10	-0.66	77.14	19.47	0.61	0.61	12.68	12.68	98.44
GFED Guaranty Fed Bancshares of MO	13.41	4,040	54.2	15.49	10.60	13.40	0.07	15.60	0.83	0.94	0.65	12.47	12.46	101.02
HCBB HCB Bancshares, Inc. of AR	16.30	1,779	29.0	16.70	9.75	16.15	0.93	66.33	28.14	0.55	0.55	17.14	17.04	159.79
HFFC HF Financial Corp. of SD	13.00	3,665	47.6	14.85	10.79	13.15	-1.14	17.97	17.65	1.16	1.04	14.74	13.24	200.88
HMNF HMN Financial, Inc. of MN	18.49	4,371	80.8	19.40	13.27	17.64	4.82	32.07	19.37	1.25	0.90	16.51	15.48	164.56
HARB Harbor Florida Bancshrs of FL	21.95	24,206	531.3	22.86	15.49	20.26	8.34	36.76	29.12	1.02	0.99	9.29	9.15	76.78
HARL Harleysville Svgs Fin Cp of PA	20.70	2,256	46.7	21.65	15.60	20.70	0.00	32.69	17.21	1.78	1.73	15.48	15.48	254.43
HFFB Harrodsburg 1st Fin Bcrp of KY	12.49	1,343	16.8	13.52	10.00	12.44	0.40	-1.81	13.75	0.46	0.46	16.73	16.46	106.39
HTHR Hawthorne Fin. Corp. of CA	31.05	5,379	167.0	32.80	16.15	30.60	1.47	89.33	61.72	3.13	3.18	22.39	22.39	345.08
HMLK Hemlock Fed. Fin. Corp. of IL	24.93	973	24.3	26.00	20.00	24.63	1.22	24.65	-3.18	2.02	1.72	21.45	19.92	296.70
HFWA Heritage Financial Corp of WA	14.68	7,524	110.5	14.77	10.15	14.31	2.59	44.63	23.05	0.83	0.70	10.54	9.64	78.55
HCBC High Country Bancorp of CO	19.16	913	17.5	20.50	15.00	19.50	-1.74	23.61	9.49	1.76	1.19	17.02	17.02	187.08
HIFS Hingham Inst. for Sav. of MA*	30.50	2,057	62.7	30.75	19.15	29.64	2.90	56.41	28.69	2.47	2.43	16.30	16.30	187.74
HCFC Home City Fin. Corp. of OH	11.45	784	9.0	13.76	10.30	11.45	0.00	3.15	-4.58	1.01	0.65	14.89	14.41	184.47
HWEN Home Financial Bancorp of IN	3.55	1,357	4.8	4.57	3.45	4.23	-16.08	-11.25	-13.41	0.35	0.33	4.52	4.52	50.05
HLFC Home Loan Financial Corp of OH	12.52	1,655	20.7	12.52	8.74	12.50	0.16	43.25	16.47	0.89	0.87	11.89	11.89	77.11
HSTD Homestead Bancorp, Inc. of LA	10.15	936	9.5	10.15	9.03	10.10	0.50	12.40	9.49	0.63	0.53	13.09	13.09	129.82
HFBC HopFed Bancorp of KY	12.20	3,632	44.3	12.86	10.00	11.75	3.83	-3.40	1.84	0.44	0.75	12.26	12.26	75.25
HRZB Horizon Financial Corp. of WA*	13.71	8,607	118.0	13.95	9.50	13.50	1.56	32.34	16.19	1.10	1.01	11.56	11.50	86.62
HCBK Hudson Cty Bcp MHC of NJ(38.7)*	38.53	98,542	1,490.6	38.65	20.95	37.15	3.71	80.47	46.22	1.37	1.37	13.08	13.08	115.96
HRBT Hudson River Bancorp Inc of NY	25.99	15,193	394.9	25.99	16.15	23.41	11.02	53.79	18.68	1.16	1.15	14.94	12.28	126.14
ITLA ITLA Capital Corp of CA*	29.75	5,859	174.3	31.80	15.90	30.00	-0.83	63.91	41.94	3.10	3.10	23.54	23.53	257.43
ICBC Independence Comm Bnk Cp of NY	34.25	57,747	1,977.8	34.51	17.00	32.82	4.36	89.44	50.48	1.49	1.47	15.25	11.89	132.04
IFSB Independence FSB of DC	12.00	1,283	15.4	13.50	8.50	12.16	-1.32	-5.88	26.32	0.26	-0.25	18.08	17.28	202.01
IPSW Ipswich Bancshares, Inc. of MA(8)*	20.40	1,934	39.5	20.60	10.35	20.33	0.34	92.45	56.92	1.46	1.38	7.85	7.85	166.73
JXVL Jacksonville Bancorp Inc of TX	25.01	1,772	44.3	26.30	17.25	25.75	-2.87	38.64	25.05	2.37	2.36	20.53	20.53	220.47
JXSB Jcksnville SB MHC of IL (45.6)	11.55	1,909	10.1	11.75	8.52	11.75	-1.70	15.50	5.48	-0.01	0.93	10.62	8.89	120.60

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 3, 2002

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
		Price/	Shares Outst-	Market Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
Financial Institution		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2000(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
KFBI	Klamath First Bancorp of OR	15.95	6,817	108.7	15.95	11.91	14.97	6.55	16.94	21.29	0.98	0.46	16.04	9.56	214.31
LSBX	LSB Corp of No. Andover MA*	13.67	4,380	59.9	14.00	9.81	13.40	2.01	19.39	7.72	0.77	0.72	12.35	12.35	100.06
LSBI	LSB Fin. Corp. of Lafayette IN	18.65	1,379	25.7	19.10	12.25	18.50	0.81	52.74	14.77	1.57	1.24	16.96	16.96	203.74
LARL	Laurel Capital Group Inc of PA	20.65	1,926	39.8	21.12	15.75	20.60	0.24	31.11	10.13	1.70	1.67	13.74	13.74	131.51
LFED	Leeds Fed Bksr MHC of MD(27.3)(8)	31.46	4,538	38.9	32.35	13.50	31.48	-0.06	133.04	-0.16	0.53	0.53	11.40	11.40	92.62
LXMO	Lexington B&L Fin. Corp. of MO	15.32	765	11.7	15.32	12.05	14.31	7.06	17.85	23.55	0.78	0.70	18.97	17.94	185.80
LIBB	Liberty Bancrp MHC of NJ(36.7)	18.36	3,267	22.0	18.75	8.80	18.40	-0.22	108.64	41.23	0.27	0.27	9.45	9.45	103.40
LFCO	Life Financial Corp of CA(8)	3.35	1,334	4.5	4.40	0.80	3.34	0.30	-14.10	63.41	-3.99	-4.31	7.38	7.38	203.54
LNCB	Lincoln Bancorp of IN	18.42	5,033	92.7	19.00	13.25	18.44	-0.11	38.50	3.48	0.81	0.72	17.14	16.66	97.89
LOGN	Logansport Fin. Corp. of IN	17.51	1,000	17.5	18.32	12.75	18.15	-3.53	34.69	16.73	1.40	1.40	17.40	17.40	138.07
MAFB	MAF Bancorp, Inc. of IL	38.64	23,093	892.3	38.85	24.30	36.49	5.89	39.49	30.98	2.58	2.30	18.87	14.30	242.28
MFBC	MFB Corp. of Mishawaka IN	22.45	1,337	30.0	23.40	18.00	22.50	-0.22	12.93	11.69	2.20	1.52	26.19	26.19	308.80
MSBF	MSB Financial, Inc of MI	12.64	1,254	15.9	13.00	8.25	12.25	3.18	40.44	18.13	1.32	0.94	12.59	12.59	72.90
MASB	MassBank Corp. of Reading MA*	30.10	4,739	142.6	31.92	21.67	30.74	-2.08	38.90	26.10	2.27	1.66	24.25	24.02	204.93
MTXC	Matrix Bancorp, Inc. of CO	13.35	6,453	86.1	13.50	9.15	12.50	6.80	47.51	27.14	1.31	1.97	10.94	10.94	252.61
MFLR	Mayflower Co-Op. Bank of MA*	14.10	1,352	19.1	14.80	10.20	14.25	-1.05	28.30	1.00	1.00	1.06	10.75	10.65	130.42
MDBK	Medford Bancorp, Inc. of MA*	28.08	7,795	218.9	29.43	17.25	26.94	4.23	59.09	32.70	1.77	1.59	14.31	14.12	181.24
METF	Metropolitan Fin. Corp. of OH	3.67	8,129	29.8	4.70	2.28	4.23	-13.24	-4.92	20.33	-0.24	-0.91	5.64	5.33	194.15
MBBC	Monterey Bay Bancorp of CA	18.50	3,484	64.5	18.76	9.87	18.00	2.78	85.00	19.35	1.09	1.04	14.51	14.08	155.50
MFSF	MutualFirst Fin. Inc. of IN	19.00	6,694	127.2	20.00	14.15	19.15	-0.78	31.22	25.83	1.21	1.07	16.39	16.24	115.07
MYST	Mystic Fin., Inc of Medford MA*	19.20	1,626	31.2	19.75	13.32	19.25	-0.26	27.57	38.43	0.66	1.02	15.86	15.86	191.39
NASB	NASB Fin, Inc. of Grandview MO	24.06	8,496	204.4	25.75	12.76	23.25	3.48	81.45	53.05	2.18	0.99	11.70	11.56	116.84
NHTB	NH Thrift Bancshares of NH	19.16	1,937	37.1	19.42	13.25	17.29	10.82	44.60	22.43	1.60	1.33	14.95	8.69	255.00
NYCB	New York Community Bcrp of NY*	30.09	102,182	3,074.7	31.63	16.25	29.41	2.31	34.63	31.57	1.02	0.95	9.62	3.03	90.09
NMIL	Newmil Bancorp, Inc. of CT*	21.75	4,382	95.3	21.85	11.08	19.30	12.69	91.29	48.46	1.28	1.22	11.55	9.42	138.53
NBSI	North Bancshares of Chicago IL	12.25	1,164	14.3	14.50	11.11	13.00	-5.77	7.46	-5.77	0.42	0.38	11.66	11.66	117.81
FFFD	North Central Bancshares of IA	26.00	1,700	44.2	26.05	19.55	24.55	5.91	28.40	26.27	2.51	2.51	21.45	18.46	223.78
NEIB	Northeast Indiana Bncrp of IN	14.53	1,533	22.3	15.10	11.45	14.25	1.96	23.14	16.24	1.27	1.19	16.94	16.94	153.70
NWSB	Northwest Bcrp MHC of PA(25.4)	14.18	47,508	171.1	14.18	9.25	13.08	8.41	50.37	23.95	0.67	0.61	6.16	4.67	86.75
OCFC	OceanFirst Fin. Corp of NJ	32.80	9,669	317.1	33.05	22.70	31.70	3.47	44.18	35.76	1.88	1.61	15.18	15.00	182.40
ONFC	Oneida Fincl MHC of NY (43.1)	17.60	5,052	25.5	18.64	8.67	17.40	1.15	107.06	19.48	0.59	0.54	8.91	7.97	69.82
OTFC	Oregon Trail Fin. Corp. of OR	18.91	2,980	56.4	19.70	14.30	19.05	-0.73	31.78	7.75	1.50	1.58	17.30	17.28	133.96
PBNC	PFS Bancorp Inc of IN	14.54	1,551	22.6	14.59	10.00	14.54	0.00	45.40	6.91	0.60	0.68	17.35	17.35	82.18
PHSB	PHSB Financial Corp of PA	13.60	3,497	47.6	14.50	9.37	13.81	-1.52	48.31	13.81	0.64	0.62	15.11	15.11	90.19
PVFC	PVF Capital Corp. of OH	12.45	5,224	65.0	14.50	8.95	11.59	7.42	39.11	12.16	1.32	1.06	9.71	9.71	133.12
PBCI	Pamrapo Bancorp, Inc. of NJ	31.05	2,567	79.7	31.35	23.30	29.19	6.37	31.01	19.42	1.95	1.95	18.51	18.51	210.22
PFED	Park Bancorp of Chicago IL	20.37	1,240	25.3	21.48	16.00	20.70	-1.59	27.71	14.70	1.30	1.13	22.16	22.16	197.76
PVSA	Parkvale Financial Corp of PA	27.29	5,699	155.5	28.25	21.15	27.25	0.15	19.17	25.70	2.45	2.31	17.37	17.33	247.35
PRTR	Partners Trust MHC (46.) of NY	14.98	14,217	95.8	15.11	13.50	14.92	0.40	49.80	49.80	0.47	0.47	10.85	10.85	73.00
PBHC	Pathfinder BC MHC of NY (39.3)*	13.45	2,601	13.8	14.15	7.70	13.31	1.05	73.55	1.51	0.62	0.46	8.53	7.63	93.95
PFSB	PennFed Fin. Services of NJ	27.23	7,405	201.6	27.25	18.25	24.43	11.46	37.87	9.80	1.79	1.78	15.35	14.55	241.42
PFDC	Peoples Bancorp of Auburn IN	17.45	3,496	61.0	18.93	14.50	17.47	-0.11	18.31	8.39	1.40	1.34	16.73	15.82	140.56
PBCT	Peoples Bank, MHC of CT (40.7)*	26.37	61,600	660.6	27.82	20.66	26.36	0.04	19.70	24.04	1.23	0.56	15.18	13.30	193.03
PCBI	Peoples Community Bcrp. of OH	20.70	2,484	51.4	21.45	13.00	20.95	-1.19	33.63	0.00	1.02	0.18	15.95	14.80	183.00
PSFC	Peoples Sidney Fin. Corp of OH	10.96	1,481	16.2	11.25	9.00	10.96	0.00	23.15	5.38	0.48	0.43	11.50	11.50	92.63
PHFC	Pittsburgh Home Fin Corp of PA	13.73	1,409	19.3	14.60	11.00	14.50	-5.31	22.37	23.03	0.33	0.32	15.14	15.02	295.83
PFSL	Pocahontas Bancorp, Inc. of AR	9.85	4,469	44.0	10.30	7.05	9.90	-0.51	39.72	13.87	0.40	0.71	10.04	6.69	107.86
PORT	Port Fin. Corp of Brighton MA	34.12	5,644	192.6	35.17	18.45	33.75	1.10	79.58	30.88	1.84	1.91	21.86	21.86	201.67
PRBC	Prestige Bancorp, Inc. of PA(8)	13.54	1,059	14.3	13.73	8.00	13.55	-0.07	54.04	48.79	0.03	-0.08	11.10	11.10	183.93
PFNC	Progress Financial Corp. of PA	9.30	6,950	64.6	9.75	5.60	9.02	3.10	10.71	24.00	0.08	-0.10	7.28	7.28	122.50
PBCP	Provident Bcp MHC of NY (45.2)	28.00	8,043	101.9	29.77	17.50	26.81	4.44	57.75	-4.11	1.01	0.96	12.96	12.96	111.19
PROV	Provident Fin. Holdings of CA	31.01	3,707	115.0	33.52	21.30	30.19	2.72	45.25	19.27	2.64	0.84	26.98	26.97	285.73
PLSK	Pulaski Bncp MHC of NJ (41.8)(8)	32.66	1,921	26.2	32.85	11.50	32.64	0.06	177.96	29.09	0.52	0.64	13.19	13.19	123.37
PULB	Pulaski Fin Cp of St. Louis MO	19.10	2,765	52.8	20.40	12.10	19.00	0.53	53.41	21.27	1.35	0.78	11.12	11.12	114.03
QCBC	Quaker City Bancorp, Inc of CA	39.13	5,247	205.3	39.13	25.80	36.65	6.77	43.60	31.09	3.48	3.42	22.27	22.16	268.13

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 3, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
RIVR	River Valley Bancorp of IN	26.50	809	21.4	28.35	16.53	26.50	0.00	61.98	28.02	2.44	1.80	22.21	22.17	236.86
RVSB	Riverview Bancorp, Inc. of WA	13.55	4,487	60.8	14.30	9.41	13.95	-2.87	42.63	11.52	1.03	0.78	11.97	11.80	88.26
ROME	Rome Bncp Inc MHC of NY (41.6)*	20.50	2,908	25.3	21.75	13.50	21.55	-4.87	43.86	20.59	0.78	0.77	12.33	12.33	83.91
RSLN	Roslyn Bancorp, Inc. of NY*	23.40	85,154	1,992.6	23.53	15.62	22.35	4.70	39.37	33.71	1.31	1.33	6.68	6.67	102.60
SCFS	Seacoast Fin Serv Corp of MA*	21.99	24,239	533.0	23.40	13.25	21.01	4.66	61.10	28.22	1.28	1.28	12.61	11.12	138.10
SFBI	Security Financial Bcrp of IN	19.75	1,865	36.8	20.75	16.75	19.75	0.00	15.84	-2.23	0.55	0.60	19.30	19.30	103.64
SKBO	Skibo Fin Corp MHC of PA(39.4)	12.38	3,130	15.3	13.50	7.30	12.38	0.00	69.13	17.90	0.23	0.23	7.87	7.87	49.18
SOBI	Sobieski Bancorp of S. Bend IN	14.50	672	9.7	15.27	12.51	14.15	2.47	14.90	5.45	1.06	0.84	20.04	20.04	202.49
SFFS	Sound Fed Bp MHC of NY (41.1)	18.00	4,775	35.2	18.13	10.33	17.00	5.88	73.91	37.93	0.99	0.99	12.60	9.67	124.01
SSFC	South Street Fin. Corp. of NC*	7.33	3,112	22.8	8.00	6.01	7.37	-0.54	16.35	7.79	0.29	0.29	7.61	7.61	68.70
SMBC	Southern Missouri Bncrp of MO	18.50	1,207	22.3	19.93	13.19	18.45	0.27	40.15	14.20	1.44	1.44	19.30	16.42	210.09
STFR	St. Francis Cap. Corp. of WI	24.70	9,285	229.3	25.34	19.20	24.45	1.02	26.34	6.79	2.12	1.45	17.66	16.22	236.90
SFFC	StateFed Financial Corp. of IA	10.50	1,287	13.5	11.75	7.80	10.65	-1.41	13.51	2.44	0.58	0.58	11.32	11.32	76.75
STSA	Sterling Financial Corp. of WA	21.78	11,677	254.3	22.48	10.37	23.77	-8.37	93.77	64.63	1.53	1.37	15.61	11.41	286.25
SUFI	Superior Financial Corp of AR	19.49	8,601	167.6	20.09	13.00	19.75	-1.32	45.45	24.54	1.50	1.40	14.64	8.00	193.88
THRD	TF Fin. Corp. of Newtown PA	24.55	2,715	66.7	24.75	16.45	23.95	2.51	44.84	16.35	2.11	2.51	21.35	19.48	261.95
THTL	Thistle Group Holdings of PA(8)	11.92	6,608	78.8	13.05	7.50	11.99	-0.58	26.81	21.63	0.56	0.42	12.93	11.77	109.02
TSBK	Timberland Bancorp, Inc. of WA	16.86	4,431	74.7	17.00	13.55	16.20	4.07	19.57	8.77	1.26	1.20	15.98	15.98	85.29
TRYF	Troy Financial Corp of Troy NY	26.00	10,098	262.5	27.92	15.81	25.95	0.19	64.45	10.08	1.08	1.06	16.42	13.32	109.53
UCBC	Union Community Bancorp of IN	15.00	2,444	36.7	15.20	12.40	14.90	0.67	13.64	7.91	0.76	0.76	13.81	13.81	58.26
UFBS	Union Fin Bancshares Inc of SC	14.00	1,928	27.0	14.00	9.00	12.94	8.19	55.56	33.33	0.71	0.63	12.66	9.48	154.04
UCFC	United Community Fin. of OH	8.40	35,567	298.8	8.87	6.18	7.66	9.66	26.89	16.67	0.44	0.35	7.36	6.63	54.68
UPFC	United PanAm Fin. Corp of CA(8)	6.62	15,571	103.1	7.49	1.95	6.95	-4.75	213.74	36.49	0.50	0.45	4.86	4.86	44.29
UTBI	United Tenn. Bancshares of TN	10.75	1,341	14.4	11.75	8.25	11.75	-8.51	30.30	27.82	0.68	0.69	10.37	9.65	76.28
WHGB	WHG Bancshrs of Lutherville MD(8)	14.12	1,285	18.1	14.25	10.75	14.12	0.00	28.36	0.86	0.31	0.31	13.18	13.14	127.54
WSFS	WSFS Financial Corp. of DE*	22.87	9,117	208.5	23.15	13.60	20.62	10.91	66.33	31.82	1.87	0.71	10.97	10.86	209.82
WVFC	WVS Financial Corp. of PA	16.08	2,700	43.4	17.45	12.55	15.97	0.69	28.13	1.64	1.82	1.82	11.02	11.02	150.59
WRNB	Warren Bancorp of Peabody MA*	12.02	7,398	88.9	12.75	8.50	12.20	-1.48	32.82	27.20	0.96	0.89	5.74	5.74	62.67
WSBI	Warwick Community Bncrp of NY*	24.10	4,989	120.2	24.95	15.00	24.45	-1.43	60.13	15.26	1.19	1.17	14.83	14.27	161.70
WFSL	Washington Federal, Inc. of WA	26.62	63,503	1,690.4	26.79	19.46	25.60	3.98	15.49	13.57	1.96	1.94	13.86	13.29	110.10
WAYN	Wayne Svgs Bks MHC of OH(47.5)(8)	20.75	2,569	25.3	23.00	12.30	20.10	3.23	53.14	27.30	0.66	0.54	10.03	9.92	129.30
WYPT	Waypoint Financial Corp of PA	18.00	37,880	681.8	18.25	10.24	17.43	3.27	74.42	19.36	1.03	0.91	12.84	12.48	141.86
WCFB	Wbstr Cty Fed MHC of IA (38.4)	18.13	1,871	13.0	19.20	14.00	18.13	0.00	26.08	13.31	0.64	0.64	11.41	11.41	54.71
WBST	Webster Financial Corp. of CT	39.45	48,879	1,928.3	40.10	27.08	38.84	1.57	23.28	25.12	2.72	2.71	20.59	14.04	242.59
WEFC	Wells Fin. Corp. of Wells MN	21.75	1,193	25.9	21.75	16.41	21.15	2.84	26.31	16.19	2.80	2.17	19.76	19.76	193.13
WEBK	West Essex Bp MHC of NJ (40.2)	19.00	4,901	37.6	20.00	10.64	19.10	-0.52	81.30	24.59	0.62	0.62	10.34	9.64	75.33
WOFC	Western Ohio Fin. Corp. of OH	20.99	1,796	37.7	21.05	17.15	20.00	4.95	16.61	11.95	1.04	0.95	23.67	23.67	187.60
WGBCD	Willow Grove Bancorp of PA	11.62	11,265	130.9	11.80	5.14	11.45	1.48	122.61	37.68	0.28	0.42	10.36	10.36	62.01
YFCB	Yonkers Fin Corp of Yonkers NY(8)	28.95	2,324	67.3	29.05	18.15	28.95	0.00	56.49	1.05	1.13	1.44	17.94	17.94	248.98

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2B
Weekly Thrift Market Line - Part Two
Prices As Of May 3, 2002

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(190)	10.35	9.91	0.80	8.48	6.41	0.69	7.07	0.77	140.22	0.94	15.33	125.00	12.40	133.31	17.00	0.40	2.26	31.89
NYSE Traded Companies(11)	7.91	7.09	0.75	13.52	5.88	0.46	8.72	0.69	287.97	1.42	14.51	198.96	14.80	219.82	16.16	0.30	0.92	21.28
AMEX Traded Companies(17)	9.95	9.68	0.72	7.59	6.21	0.62	6.33	0.40	208.97	0.91	15.26	114.85	11.12	119.30	17.47	0.49	2.51	32.15
NASDAQ Listed OTC Companies(162)	10.57	10.14	0.81	8.22	6.47	0.71	7.04	0.81	127.89	0.91	15.39	120.83	12.37	129.24	17.01	0.40	2.33	32.64
California Companies(13)	7.44	7.27	0.94	13.68	7.67	0.86	12.54	0.49	333.60	1.27	13.98	166.47	12.02	173.01	14.74	0.19	0.55	9.21
Florida Companies(8)	10.84	10.57	0.55	6.90	3.87	0.32	5.20	0.63	163.99	1.25	19.27	157.16	16.87	162.16	20.01	0.22	1.04	20.19
Mid-Atlantic Companies(38)	8.70	8.15	0.72	8.48	5.99	0.66	7.69	0.49	164.00	0.97	15.58	137.66	12.00	145.21	17.13	0.43	2.07	30.44
Mid-West Companies(88)	11.18	10.76	0.81	7.87	6.46	0.68	6.01	0.96	102.71	0.82	15.56	112.63	12.16	120.30	17.24	0.43	2.62	35.82
New England Companies(7)	8.45	7.49	0.83	9.86	6.54	0.71	7.97	0.23	322.59	1.18	15.66	149.54	12.60	180.73	17.63	0.65	2.21	33.91
North-West Companies(9)	12.56	11.85	1.04	8.40	6.86	0.89	6.99	0.73	172.52	0.94	15.03	120.76	14.82	136.51	18.39	0.45	2.54	38.80
South-East Companies(20)	11.19	10.88	0.79	7.60	6.16	0.69	6.81	0.71	118.13	0.85	15.19	118.82	12.44	123.08	17.48	0.36	2.50	37.45
South-West Companies(4)	7.48	7.00	0.91	12.70	10.20	0.86	12.08	0.85	45.58	0.66	9.84	118.53	8.66	129.80	10.45	0.35	1.53	15.28
Western Companies (Excl CA)(3)	10.86	10.74	0.59	8.04	6.85	0.58	9.13	1.38	90.66	2.15	10.54	105.64	10.43	106.18	11.44	0.33	2.01	14.20
Thrift Strategy(175)	10.57	10.17	0.81	8.26	6.43	0.71	6.92	0.77	141.82	0.91	15.39	121.11	12.35	128.33	17.01	0.41	2.33	32.42
Mortgage Banker Strategy(9)	7.01	5.71	0.68	10.50	6.28	0.59	9.34	0.73	126.75	1.09	15.35	163.76	11.46	193.55	17.23	0.30	1.14	24.66
Real Estate Strategy(2)	7.52	7.50	0.95	13.04	9.96	0.68	9.47	0.90	38.58	0.52	10.08	124.54	9.36	124.82	14.37	0.34	3.02	30.84
Diversified Strategy(4)	10.18	9.55	0.53	10.83	4.43	0.06	7.30	0.64	104.54	2.02	15.99	200.31	18.13	224.72	17.58	0.44	1.32	28.56
Companies Issuing Dividends(163)	10.53	10.07	0.84	8.70	6.64	0.74	7.51	0.74	133.91	0.87	15.45	126.38	12.68	135.03	17.13	0.46	2.57	36.16
Companies Without Dividends(27)	9.09	8.76	0.52	6.83	4.74	0.26	3.87	1.02	190.68	1.39	14.11	114.97	10.38	120.89	15.38	0.00	0.00	0.00
Equity/Assets <6%(16)	5.10	4.54	0.48	9.75	5.52	0.26	4.53	1.02	98.18	1.35	13.63	143.42	7.37	164.91	14.78	0.21	0.89	10.94
Equity/Assets 6-12%(128)	8.88	8.38	0.80	9.35	6.94	0.69	8.10	0.75	154.26	0.91	14.40	129.20	11.29	138.19	15.95	0.43	2.28	31.81
Equity/Assets >12%(46)	15.94	15.68	0.89	5.76	5.32	0.80	5.19	0.76	116.80	0.86	18.44	107.94	16.95	110.26	20.21	0.40	2.65	40.18
Converted Last 3 Mths (no MHC)(1)	16.71	16.71	0.45	2.70	2.41	0.68	4.05	0.75	91.69	1.00	NM	112.16	18.74	112.16	27.67	0.24	2.07	0.00
Actively Traded Companies(15)	7.61	6.54	1.00	13.53	6.76	0.94	12.63	0.68	137.98	0.93	14.24	190.53	14.57	222.43	15.44	0.53	1.95	29.60
Market Value Below $20 Million(39)	11.13	10.91	0.61	5.51	5.50	0.50	4.21	1.22	85.15	0.75	15.37	90.91	10.12	92.94	16.75	0.35	2.71	33.75
Holding Company Structure(187)	10.38	9.94	0.80	8.50	6.43	0.69	7.12	0.77	141.05	0.94	15.34	125.23	12.45	133.66	16.97	0.41	2.29	32.36
Assets Over $1 Billion(51)	8.33	7.47	0.87	11.45	6.28	0.71	9.15	0.61	205.14	1.21	15.30	169.52	14.06	190.51	16.81	0.40	1.66	28.37
Assets $500 Million-$1 Billion(36)	9.47	9.10	0.78	8.74	6.77	0.71	7.80	0.52	134.64	0.86	14.39	123.78	11.61	128.77	16.45	0.49	2.50	34.86
Assets $250-$500 Million(44)	10.35	10.01	0.78	7.68	6.60	0.66	6.19	0.67	136.11	0.89	15.60	112.40	11.55	118.69	17.31	0.37	2.16	30.48
Assets less than $250 Million(59)	12.67	12.49	0.76	6.28	6.18	0.67	5.47	1.13	90.23	0.77	15.71	95.63	12.04	97.16	17.28	0.38	2.72	34.91
Goodwill Companies(105)	9.55	8.76	0.78	8.76	6.17	0.67	7.36	0.64	160.23	0.94	15.54	131.76	12.17	146.69	17.31	0.42	2.25	33.73
Non-Goodwill Companies(84)	11.23	11.23	0.83	8.27	6.84	0.74	6.95	0.94	108.77	0.89	15.07	116.07	12.44	116.07	16.61	0.39	2.29	29.44
Acquirors of FSLIC Cases(7)	7.73	7.17	0.93	13.08	6.89	0.84	11.79	0.83	45.24	0.73	13.10	170.23	12.88	190.20	14.09	0.41	1.57	21.05

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 3, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(33)	9.50	8.86	0.91	10.12	6.03	0.89	9.69	0.45	236.94	1.11	17.07	166.29	15.86	166.39	17.08	0.50	2.30	35.71
NYSE Traded Companies(2)	8.71	7.27	-0.17	-0.95	-0.31	0.36	3.28	0.76	60.36	0.76	18.97	270.72	23.42	267.00	NM	0.72	2.03	38.94
AMEX Traded Companies(4)	9.55	9.24	0.90	10.26	7.71	0.92	10.75	0.55	166.53	1.18	13.46	130.24	12.04	133.19	13.30	0.37	1.86	25.23
NASDAQ Listed OTC Companies(27)	9.56	8.92	1.00	10.95	6.26	0.93	10.02	0.41	261.64	1.12	17.56	163.70	15.86	167.73	17.71	0.50	2.39	37.33
California Companies(1)	9.14	9.14	1.26	13.42	10.42	1.26	13.42	2.17	81.29	2.03	9.60	126.38	11.56	126.43	9.60	0.00	0.00	0.00
Mid-Atlantic Companies(9)	8.21	6.74	0.82	10.82	4.67	0.85	10.25	0.56	159.60	0.93	18.26	223.80	19.64	217.16	17.45	0.56	2.05	32.93
New England Companies(19)	9.69	9.28	0.94	10.04	6.35	0.91	9.79	0.31	292.95	1.17	17.01	153.72	14.76	162.44	17.18	0.52	2.35	38.76
North-West Companies(3)	11.86	11.84	1.07	9.54	7.43	0.95	8.17	0.11	587.16	1.25	14.03	125.00	14.25	125.21	15.61	0.40	2.54	35.84
South-East Companies(1)	11.08	11.08	0.45	3.79	3.96	0.45	3.79	0.30	66.41	0.26	25.28	96.32	10.67	96.32	25.28	0.40	5.46	0.00
Thrift Strategy(29)	9.83	9.14	0.87	9.14	5.88	0.87	9.10	0.46	240.15	1.06	17.46	161.78	15.65	160.23	17.24	0.49	2.29	35.89
Mortgage Banker Strategy(1)	6.51	6.50	1.35	18.53	5.60	1.37	18.81	0.53	88.37	1.10	17.86	0.00	22.81	0.00	17.59	0.50	2.14	38.17
Real Estate Strategy(1)	9.16	9.16	1.54	17.65	7.99	1.43	16.36	0.38	279.54	1.46	12.52	209.41	19.18	209.41	13.51	0.48	3.99	50.00
Diversified Strategy(2)	6.55	5.99	1.00	15.95	7.34	0.68	10.15	0.38	257.83	2.05	13.80	207.82	13.59	224.85	16.25	0.54	1.73	25.17
Companies Issuing Dividends(32)	9.51	8.85	0.90	10.02	5.89	0.88	9.57	0.38	243.71	1.08	17.32	167.62	16.00	167.81	17.36	0.51	2.38	36.99
Companies Without Dividends(1)	9.14	9.14	1.26	13.42	10.42	1.26	13.42	2.17	81.29	2.03	9.60	126.38	11.56	126.43	9.60	0.00	0.00	0.00
Equity/Assets <6%(4)	5.35	5.23	0.73	13.65	7.55	0.56	10.45	0.51	182.98	1.64	13.54	170.58	9.12	174.29	15.46	0.29	1.63	22.88
Equity/Assets 6-12%(24)	8.90	8.10	0.90	10.40	5.87	0.91	10.29	0.48	215.44	1.00	17.39	175.27	16.05	175.29	16.86	0.52	2.30	34.71
Equity/Assets >12%(5)	14.91	14.69	1.07	6.67	5.89	1.01	6.40	0.19	419.92	1.31	17.75	122.41	18.99	124.26	18.67	0.52	2.74	47.64
Actively Traded Companies(8)	10.01	9.78	1.10	11.66	6.96	1.00	10.65	0.17	449.69	1.13	14.69	159.17	15.27	164.66	16.31	0.60	2.73	39.29
Market Value Below $20 Million(1)	8.24	8.17	0.77	9.30	7.09	0.81	9.86	0.00	0.00	1.31	14.10	131.16	10.81	132.39	13.30	0.60	4.26	60.00
Holding Company Structure(30)	9.66	8.96	0.90	9.88	5.80	0.88	9.45	0.40	245.31	1.12	17.58	168.47	16.27	168.51	17.63	0.48	2.23	35.46
Assets Over $1 Billion(14)	9.68	8.45	0.94	10.46	5.02	0.96	10.16	0.51	229.19	1.10	18.70	203.81	19.87	203.94	18.08	0.54	1.91	34.34
Assets $500 Million-$1 Billion(7)	10.00	9.66	0.94	9.54	6.67	0.82	8.20	0.24	313.09	1.18	15.59	141.89	13.62	150.41	17.80	0.48	2.39	36.52
Assets $250-$500 Million(9)	8.46	8.34	0.89	11.11	7.32	0.89	11.19	0.56	215.06	1.16	15.26	142.83	12.01	144.77	14.49	0.45	2.35	34.96
Assets less than $250 Million(3)	10.30	10.27	0.77	7.30	5.83	0.72	7.02	0.30	66.41	0.82	18.30	123.22	12.64	123.63	19.01	0.49	3.84	44.12
Goodwill Companies(23)	8.69	7.80	0.88	10.52	6.05	0.88	10.16	0.50	233.41	1.12	16.51	175.38	15.57	176.43	16.28	0.51	2.12	33.21
Non-Goodwill Companies(10)	11.57	11.57	1.01	9.11	6.00	0.94	8.49	0.24	254.64	1.08	18.46	144.07	16.58	144.07	18.77	0.47	2.78	42.28

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 3, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(21)	13.17	12.57	0.66	5.18	2.86	0.67	5.48	0.63	180.62	0.89	25.50	177.98	23.24	190.88	24.51	0.39	2.22	36.91
BIF-Insured Thrifts(7)	11.47	10.68	0.85	7.55	3.87	0.73	6.31	0.54	162.53	1.00	25.36	192.81	21.44	217.74	28.40	0.56	2.34	46.34
AMEX Traded Companies(2)	18.48	18.48	0.84	4.90	3.38	0.76	4.36	0.84	102.74	1.06	27.71	129.49	23.96	129.49	29.39	0.20	1.66	48.57
NASDAQ Listed OTC Companies(26)	12.22	11.51	0.69	5.85	3.08	0.68	5.80	0.59	183.88	0.90	25.27	186.44	22.69	203.79	25.40	0.45	2.30	38.74
Mid-Atlantic Companies(18)	12.01	11.37	0.74	6.24	3.25	0.71	5.95	0.54	200.50	0.88	25.95	190.36	22.01	207.76	27.01	0.37	2.05	41.26
Mid-West Companies(5)	12.75	11.88	0.71	5.08	3.00	0.89	7.04	1.06	105.70	0.50	25.12	155.90	20.20	170.00	22.78	0.60	3.14	53.43
New England Companies(3)	12.32	11.83	0.68	6.63	3.91	0.45	3.97	0.36	199.13	1.31	21.44	150.72	17.54	163.00	NM	0.82	3.36	40.00
South-East Companies(2)	19.08	18.54	0.44	2.60	1.43	0.36	2.53	0.49	127.55	1.62	NM	194.88	39.43	206.08	NM	0.16	0.94	0.00
Thrift Strategy(27)	12.96	12.32	0.70	5.66	3.04	0.70	5.77	0.62	172.91	0.88	25.76	182.04	23.19	197.57	25.71	0.39	2.11	40.05
Diversified Strategy(1)	7.86	6.89	0.67	8.30	4.66	0.30	3.78	0.38	252.09	1.68	21.44	173.72	13.66	198.27	NM	1.44	5.46	0.00
Companies Issuing Dividends(26)	11.92	11.21	0.72	6.05	3.23	0.72	5.99	0.62	179.24	0.85	25.45	182.03	21.07	199.38	25.71	0.47	2.46	46.21
Companies Without Dividends(2)	21.87	21.87	0.48	2.71	1.82	0.35	2.27	0.47	119.10	2.30	NM	177.96	41.71	177.96	NM	0.00	0.00	0.00
Equity/Assets 6-12%(16)	9.59	8.64	0.66	6.49	3.22	0.66	6.52	0.70	163.92	0.84	23.85	195.72	18.87	220.37	24.49	0.46	2.18	45.75
Equity/Assets >12%(12)	17.16	16.93	0.77	4.78	2.96	0.72	4.52	0.49	194.69	1.04	28.33	162.05	28.28	165.71	28.46	0.39	2.34	28.66
Holding Company Structure(24)	12.27	11.61	0.76	6.25	3.32	0.73	5.97	0.51	183.95	0.82	25.76	186.11	22.02	202.91	26.82	0.43	2.30	46.21
Assets Over $1 Billion(8)	10.22	9.14	0.84	8.18	4.01	0.76	7.24	0.32	173.41	0.76	24.51	204.20	20.49	238.44	26.27	0.55	2.16	40.51
Assets $500 Million-$1 Billion(4)	16.86	16.27	0.70	5.59	3.19	0.59	5.07	0.32	205.11	1.34	22.95	176.12	31.00	186.94	23.67	0.23	1.10	27.96
Assets $250-$500 Million(8)	10.73	10.17	0.54	4.53	2.18	0.55	4.53	0.55	216.37	0.86	29.83	200.78	21.36	210.62	NM	0.40	2.25	48.69
Assets less than $250 Million(8)	14.64	14.30	0.71	4.54	2.96	0.79	5.47	1.05	128.21	0.86	26.70	145.99	21.63	151.67	25.91	0.45	3.00	49.49
Goodwill Companies(11)	9.84	8.27	0.68	6.75	3.64	0.69	6.79	0.70	189.90	0.92	23.36	174.95	17.17	213.12	22.99	0.47	2.46	39.62
Non-Goodwill Companies(16)	14.82	14.82	0.73	5.13	2.70	0.69	4.94	0.54	165.35	0.92	27.54	190.23	27.29	190.23	28.03	0.43	2.27	44.74
MHC Institutions(28)	12.75	12.09	0.70	5.77	3.11	0.69	5.68	0.61	176.51	0.92	25.45	181.69	22.79	197.60	25.71	0.43	2.25	40.05
MHC Converted Last 3 Months(1)	14.86	14.86	0.64	4.33	3.14	0.64	4.33	0.00	0.00	0.00	NM	138.06	20.52	138.06	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 3, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
BBX	BankAtlantic Bancorp of FL	9.40	8.54	0.71	10.55	4.74	0.74	10.91	NA	NA	NA	21.10	162.55	15.28	178.95	20.40	0.12	0.98	20.69
CF	Charter One Fin., Inc. of OH	7.67	6.75	1.42	18.69	6.52	1.21	15.90	0.64	104.54	1.00	15.34	262.81	20.16	298.46	18.03	0.88	2.52	38.60
CFB	Commercial Federal Corp. of NE	5.69	4.21	0.77	12.15	7.28	0.74	11.75	1.10	71.98	1.27	13.74	182.87	10.41	247.33	14.20	0.32	1.08	14.81
DSL	Downey Financial Corp. of CA	6.61	6.58	1.10	17.74	7.67	0.96	15.45	0.83	38.99	0.38	13.04	213.61	14.12	214.52	14.98	0.36	0.65	8.45
FED	FirstFed Financial Corp. of CA	6.89	6.62	1.10	16.91	9.77	1.10	16.79	0.17	936.37	1.84	10.24	157.87	10.88	164.31	10.31	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	4.25	4.25	0.94	25.89	8.93	-0.64	-17.53	NA	NA	0.71	11.20	242.38	10.31	242.38	NM	0.32	0.98	11.00
GSB	Golden State Bancorp of CA	4.55	3.41	0.68	17.29	8.96	0.60	15.28	NA	NA	1.25	11.16	177.78	8.09	236.79	12.63	0.40	1.19	13.29
GDW	Golden West Fin. Corp. of CA	7.31	7.31	1.42	20.23	7.53	1.38	19.69	NA	NA	0.63	13.28	251.81	18.42	251.81	13.65	0.29	0.42	5.53
GPT	GreenPoint Fin. Corp. of NY*	8.21	6.25	-1.59	-14.22	-5.90	0.55	4.93	1.12	35.57	0.80	NM	301.09	24.71	NM	NM	1.00	2.01	NM
OCN	Ocwen Financial Corp. of FL	23.14	22.69	-0.58	-3.27	-2.40	-2.16	-12.28	NA	NA	3.53	NM	140.11	32.42	142.92	NM	0.00	0.00	NM
SOV	Sovereign Bancorp, Inc. of PA	6.15	2.21	0.12	1.93	1.04	0.58	9.66	NA	NA	1.30	NM	176.25	10.84	NM	19.20	0.10	0.69	66.67
SIB	Staten Island Bancorp of NY*	9.21	8.29	1.25	12.31	5.27	0.17	1.63	0.39	85.16	0.71	18.97	240.36	22.14	267.00	NM	0.44	2.05	38.94
WES	Westcorp of Irvine CA	5.37	5.36	0.61	10.60	4.66	0.59	10.30	NA	NA	2.28	21.46	220.55	11.84	220.71	22.09	0.48	1.57	33.80
AMEX Traded Companies																			
ANA	Acadiana Bancshares, Inc of LA	8.50	8.50	0.73	8.56	7.35	0.59	6.95	0.21	406.30	1.17	13.60	117.66	10.00	117.66	16.76	0.60	2.25	30.61
ANE	Alliance Bncp of New Eng of CT*	5.74	5.74	0.81	14.46	8.41	0.99	17.65	0.56	172.17	1.44	11.89	159.96	9.18	160.13	9.74	0.27	1.79	21.26
BYS	Bay State Bancorp, Inc. of MA	9.99	9.99	0.97	9.10	6.27	0.96	9.07	0.04	NA	1.00	15.95	147.22	14.71	147.22	16.00	0.88	1.87	29.83
BHL	Berkshire Hills Bancorp of MA*	13.50	12.47	0.87	5.95	6.15	1.00	6.79	NA	NA	1.38	16.27	104.01	14.05	112.63	14.26	0.48	2.08	33.80
BFD	BostonFed Bancorp, Inc. of MA	6.35	5.14	0.68	10.59	7.60	0.13	2.07	NA	NA	1.15	13.16	135.86	8.63	167.75	NM	0.64	2.26	29.77
CNY	Carver Bancorp, Inc. of NY	7.32	7.21	0.64	8.80	10.24	0.72	9.90	0.53	165.17	1.28	9.77	81.84	5.99	83.00	8.68	0.00	0.00	0.00
EFC	EFC Bancorp, Inc of Elgin IL	10.19	10.19	0.74	6.85	6.31	0.72	6.64	0.38	87.40	0.42	15.84	107.38	10.95	107.38	16.33	0.52	3.25	51.49
FCB	Falmouth Bancorp, Inc. of MA*	11.57	11.57	1.09	8.81	6.44	0.92	7.41	NA	NA	0.89	15.53	142.16	16.45	142.16	18.46	0.48	1.82	28.24
FAB	FirstFed America Bancorp of MA	7.14	7.08	0.72	10.76	5.66	0.57	8.49	0.17	493.47	1.55	17.66	179.60	12.83	181.30	22.38	0.56	2.09	36.84
GAF	GA Financial Corp., Inc. of PA	11.22	11.18	0.58	5.36	5.29	0.57	5.25	0.19	191.99	0.73	18.89	100.17	11.24	100.56	19.30	0.72	4.01	NM
GOV	Gouverneur Bcp MHC of NY(42.4)	20.18	20.18	0.99	4.83	3.61	0.93	4.56	1.33	59.32	1.17	27.71	131.26	26.49	131.26	29.39	0.20	2.06	57.14
KNK	Kankakee Bancorp, Inc. of IL	8.40	7.50	0.69	8.17	7.72	0.59	6.95	0.45	117.31	0.65	12.95	102.45	8.61	114.79	15.22	0.60	1.73	22.39
KYF	Kentucky First Bancorp of KY	15.91	15.91	1.04	6.31	6.03	1.04	6.31	0.27	107.87	0.52	16.59	104.21	16.58	104.21	16.59	0.64	4.54	NM
NBN	Northeast Bancorp of Auburn ME*	7.38	7.19	0.84	11.81	9.86	0.79	11.15	0.54	160.88	1.02	10.14	114.83	8.47	117.84	10.75	0.25	1.74	17.61
NEP	Northeast PA Fin. Corp of PA	9.06	7.58	0.61	6.33	6.13	0.55	5.70	0.68	86.68	0.96	16.30	104.89	9.51	125.48	18.11	0.44	2.70	44.00
PFB	PFF Bancorp, Inc. of Pomona CA	9.63	9.59	1.14	12.63	7.82	1.14	12.63	0.30	373.96	1.34	12.79	150.36	14.48	151.05	12.79	0.32	0.97	12.40
SZB	SouthFirst Bancshares of AL	9.36	8.99	-0.33	-3.40	-4.81	-0.28	-2.87	1.25	84.33	1.54	NM	74.57	6.98	77.59	NM	0.60	4.98	NM
SRN	Southern Banc Company of AL	17.09	17.05	0.53	3.03	4.00	0.51	2.91	0.15	78.57	0.33	25.00	74.29	12.70	74.46	26.00	0.35	2.69	67.31
TSH	Teche Hlding Cp of Franklin LA	10.43	10.43	1.04	9.70	8.67	1.03	9.61	0.33	208.15	0.93	11.54	109.69	11.44	109.69	11.65	0.50	2.07	23.92
WSB	Washington SB, FSB of Bowie MD	10.37	10.37	0.89	8.57	6.44	0.56	5.40	NA	NA	0.86	15.54	133.17	13.82	133.17	24.68	0.12	1.43	22.22
WFD	Westfield Finl MHC of MA (47.)*	16.77	16.77	0.70	4.96	3.15	0.59	4.17	0.34	146.16	0.94	NM	127.72	21.42	127.72	NM	0.20	1.26	40.00
WFI	Winton Financial Corp. of OH	7.75	7.71	0.90	11.71	9.31	0.57	7.40	0.90	38.58	0.38	10.74	120.85	9.37	121.43	17.00	0.37	3.63	38.95
WRO	Woronoco Bancorp, Inc of MA	10.46	10.17	0.66	6.03	5.60	0.57	5.23	0.08	485.79	0.63	17.85	108.24	11.32	111.32	20.56	0.46	2.26	40.35
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.27	8.27	0.65	7.94	8.86	0.55	6.80	0.99	54.71	0.66	11.29	87.07	7.20	87.07	13.17	0.24	2.03	22.86
ASBP	ASB Financial Corp. of OH	10.81	10.81	0.86	8.23	7.26	0.82	7.81	0.76	62.60	0.63	13.78	109.92	11.88	109.92	14.53	0.48	4.47	61.54
ABBK	Abington Bancorp of MA*	5.09	4.79	0.44	9.06	6.06	0.34	7.07	0.51	138.47	1.42	16.51	143.31	7.29	152.16	21.18	0.40	2.22	36.70
AABC	Access Anytime Bancorp of NM	7.69	6.63	0.83	11.02	10.89	0.67	8.91	1.15	37.01	0.52	9.18	93.40	7.19	108.42	11.36	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	8.67	8.67	0.82	8.80	9.45	0.62	6.71	1.35	35.10	0.58	10.58	89.00	7.72	89.00	13.87	0.48	2.91	30.77
ALLB	Alliance Bank MHC of PA (20.0)	9.19	9.19	0.65	6.95	2.44	0.65	6.95	1.92	40.08	1.42	NM	277.06	25.46	277.06	NM	0.36	1.29	52.94
ASBI	Ameriana Bancorp of IN	8.39	8.08	0.63	7.91	7.26	0.57	7.09	0.65	52.11	0.47	13.77	107.12	8.98	111.20	15.37	0.64	4.38	60.38
AMFH	American Fin. Holdings of CT*	20.79	20.79	1.51	6.50	4.17	1.29	5.55	0.23	254.31	0.89	23.97	173.51	36.07	173.51	28.08	0.72	2.44	58.54
ABCW	Anchor BanCorp Wisconsin of WI	7.26	6.70	0.99	14.00	5.57	0.84	11.82	0.36	248.10	1.16	17.96	220.85	16.03	239.23	21.29	0.33	1.44	25.78
ASFC	Astoria Financial Corp. of NY	6.58	5.77	0.96	14.37	7.34	0.97	14.43	0.18	205.18	0.68	13.62	198.13	13.05	226.26	13.57	0.80	2.44	33.20
BCSB	BCSB Bankcorp MHC of MD (36.0)	10.28	10.28	0.05	0.41	0.23	0.03	0.28	0.17	230.88	0.59	NM	180.17	18.53	180.17	NM	0.50	3.85	NM
BKMU	Bank Mutual Cp MHC of WI(49.6)	10.47	8.43	0.71	6.86	4.56	0.62	5.96	0.13	312.21	0.66	21.91	146.19	15.30	181.44	25.24	0.32	1.60	35.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 3, 2002

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
	NASDAQ Listed OTC Companies (continued)																		
BKUNA	BankUnited Fin. Corp. of FL	5.41	4.90	0.43	8.48	5.19	0.36	7.20	0.59	54.66	0.48	19.28	139.09	7.53	153.66	22.71	0.00	0.00	0.00
BFSB	Bedford Bancshares, Inc. of VA	10.45	10.45	1.20	10.72	7.29	1.20	10.72	0.41	111.49	0.53	13.71	146.55	15.31	146.55	13.71	0.48	2.82	38.71
BFFC	Big Foot Financial Corp. of IL	12.35	12.35	0.48	3.73	4.08	0.58	4.51	0.11	118.58	0.17	24.51	93.35	11.53	93.35	20.23	0.24	1.38	33.80
BRBI	Blue River Bancshares of IN	9.32	7.68	-0.57	-6.13	-12.00	-0.56	-6.02	3.20	49.49	2.16	NM	52.08	4.85	63.16	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.87	7.87	0.37	4.77	4.55	0.37	4.77	0.26	335.68	1.16	21.96	102.33	8.05	102.33	21.96	0.20	1.27	27.78
BRKL	Brookline Bncp MHC of MA(43.4)(8)*	25.96	25.96	1.80	6.75	2.84	2.04	7.69	0.14	968.42	1.83	NM	238.40	61.88	238.40	NM	0.64	2.52	NM
CBES	CBES Bancorp, Inc. of MO	11.43	11.43	-0.43	-4.30	-5.37	-0.59	-5.89	7.42	21.16	2.27	NM	81.83	9.35	81.83	NM	0.32	2.35	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.68	10.68	0.67	5.91	5.51	0.73	6.42	0.94	51.07	0.86	18.16	118.46	12.65	118.46	16.73	0.40	2.69	48.78
CKFB	CKF Bancorp of Danville KY	9.35	8.56	0.91	8.47	8.05	0.91	8.47	1.54	21.37	0.37	12.42	101.28	9.47	110.59	12.42	0.70	3.68	45.75
CAFI	Camco Fin Corp of Cambridge OH	8.63	8.36	0.82	10.18	7.51	0.75	9.32	NA	NA	0.50	13.32	119.35	10.30	123.16	14.54	0.50	3.51	46.73
CFFN	Capitol Fd Fn MHC of KS (35.1)	10.86	10.86	0.93	7.86	3.98	0.93	7.86	0.10	56.47	0.09	25.13	209.76	22.79	209.76	25.13	0.76	2.85	71.70
CAVB	Cavalry Bancorp, Inc. of TN	11.27	11.27	0.50	4.37	2.23	0.48	4.22	NA	NA	1.58	NM	186.25	20.99	186.25	NM	0.20	1.54	68.97
CEBK	Central Bncrp of Somerville MA*	8.99	8.46	0.60	6.78	5.58	0.54	6.14	0.03	NA	1.00	17.91	120.07	10.79	127.59	19.79	0.40	1.41	25.32
CHFN	Charter Fincl MHC of GA (20.0)	28.87	28.87	0.31	1.09	0.50	0.06	0.22	0.47	119.10	2.30	NM	217.86	62.89	217.86	NM	0.00	0.00	0.00
CFSL	Chesterfield Financial of IL	21.06	21.06	0.77	3.63	3.77	0.77	3.63	NA	NA	0.96	26.49	96.26	20.27	96.26	26.49	0.00	0.00	0.00
CTZN	Citizens First Bancorp of MI	16.24	16.24	0.52	3.34	2.50	1.19	7.69	0.31	396.89	1.54	NM	120.97	19.65	120.97	17.41	0.32	1.60	64.00
CFSB	Citizens First Fin Corp. of IL	9.08	9.08	0.62	6.80	7.57	0.49	5.34	2.86	24.85	0.84	13.21	88.99	8.08	88.99	16.82	0.28	1.51	20.00
CBSA	Coastal Bancorp of Houston TX	5.00	4.16	0.65	15.90	9.94	0.65	15.90	1.13	52.47	0.82	10.06	149.48	7.47	179.56	10.06	0.48	1.45	14.55
CFCP	Coastal Fin. Corp. of SC	7.50	7.50	1.23	17.51	9.05	1.15	16.34	1.20	78.71	1.45	11.06	183.58	13.77	183.58	11.85	0.20	2.01	22.22
CMSB	Commonwealth Bancorp Inc of PA	8.39	6.99	0.76	8.74	4.80	0.81	9.31	0.66	119.83	1.08	20.82	191.48	16.06	229.71	19.54	0.68	2.38	49.64
CFFC	Community Fin. Corp. of VA	10.24	10.22	1.00	10.07	10.55	0.94	9.46	0.58	112.53	NA	9.48	94.26	9.66	94.50	10.09	0.32	2.91	27.59
CIBI	Community Inv. Bncp, Inc of OH	10.64	10.64	1.03	10.21	9.68	1.05	10.40	0.56	79.53	0.54	10.33	102.05	10.86	102.05	10.14	0.30	2.74	28.30
SBMC	Connecticut Bancshares of CT*	9.62	8.28	0.70	5.52	3.39	0.90	7.14	0.32	196.16	1.06	29.51	159.42	15.34	185.28	22.84	0.52	1.56	46.02
COOP	Cooperative Bancshares of NC	7.34	7.34	0.67	8.99	7.01	0.65	8.73	0.84	65.77	0.67	14.26	122.68	9.00	122.68	14.70	0.20	1.37	19.61
CRZY	Crazy Woman Creek Bncorp of WY	19.15	18.78	0.26	1.29	1.56	0.27	1.35	0.25	178.29	0.76	NM	82.33	15.77	83.95	NM	0.48	3.41	NM
DCOM	Dime Community Bancshars of NY*	8.77	6.68	1.16	13.69	4.95	1.15	13.57	0.18	309.72	0.75	20.21	259.55	22.76	340.53	20.38	0.60	2.45	49.59
DFBS	Dutchfork Bancshares Inc of SC	13.40	13.40	1.52	10.19	10.91	0.49	3.29	NA	NA	0.84	9.17	100.38	13.45	100.38	28.39	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.33	5.69	0.59	9.62	8.15	0.58	9.43	0.32	125.75	0.97	12.27	111.26	7.04	123.73	12.53	0.40	3.29	40.40
EBSI	Eagle Bancshares of Tucker GA(8)	7.29	7.29	0.15	2.27	1.24	0.24	3.61	1.40	62.78	1.41	NM	174.66	12.74	174.66	NM	0.00	0.00	0.00
ESBK	Elmira Svgs Bank, FSB of NY*	7.11	6.83	0.82	11.96	9.56	0.73	10.61	1.62	44.41	0.90	10.46	119.48	8.49	124.32	11.79	0.72	2.67	27.91
EFBC	Empire Federal Bancorp of MT	19.55	19.55	0.86	3.91	4.58	0.69	3.13	1.75	15.81	0.48	21.85	85.10	16.63	85.10	27.32	0.46	2.81	61.33
EQSB	Equitable Bank of Wheaton MD	5.95	5.95	0.59	10.66	7.48	0.53	9.56	NA	NA	0.23	13.37	134.38	8.00	134.38	14.90	0.00	0.00	0.00
EVRT	Evertrust Fin. Grp, Inc. of WA*	14.57	14.57	0.88	4.94	5.47	0.87	4.89	NA	NA	1.51	18.27	105.25	15.33	105.25	18.46	0.46	2.47	45.10
FFDF	FFD Financial Corp of Dover OH	12.10	12.10	0.96	7.69	8.29	0.84	6.71	NA	NA	0.60	12.06	93.18	11.28	93.18	13.82	0.38	3.09	37.25
FFLC	FFLC Bancorp of Leesburg FL	7.78	7.78	0.82	10.20	6.64	0.82	10.20	0.28	187.62	0.62	15.06	147.71	11.50	147.71	15.06	0.56	2.11	31.82
FFWC	FFW Corporation of Wabash IN	9.68	9.18	0.91	9.60	9.68	0.85	8.91	NA	NA	1.28	10.33	97.64	9.45	102.88	11.13	0.56	3.57	36.84
FMCO	FMS Fin Corp. of Burlington NJ	5.40	5.40	0.60	10.95	7.53	0.56	10.27	0.44	98.65	1.24	13.27	138.35	7.47	138.35	14.14	0.12	1.12	14.81
FFHH	FSF Financial Corp. of MN	8.12	7.08	0.92	10.64	8.97	0.44	5.11	0.68	49.02	0.47	11.15	115.60	9.39	132.58	23.21	1.00	4.40	49.02
FDTR	Federal Trust Corp of FL	6.02	6.02	0.45	7.52	5.11	0.26	4.25	1.45	39.49	0.67	19.57	131.20	7.90	131.20	NM	0.00	0.00	0.00
FBCI	Fidelity Bancorp of Chicago IL	7.24	7.24	0.91	12.73	9.41	0.76	10.62	0.26	76.65	0.31	10.62	130.91	9.48	130.91	12.73	0.36	1.76	18.65
FSBI	Fidelity Bancorp, Inc. of PA	6.26	5.93	0.66	10.75	8.79	0.60	9.71	0.48	105.42	0.90	11.38	119.60	7.49	126.19	12.59	0.48	2.38	27.12
FFFL	Fidelity Bankshares, Inc of FL	8.38	8.27	0.31	4.94	1.81	0.32	5.06	NA	NA	NA	NM	191.97	16.08	194.58	NM	0.40	1.86	NM
FFED	Fidelity Fed. Bancorp of IN(8)	7.46	6.86	0.14	2.33	1.67	-0.54	-8.72	2.40	55.90	2.01	NM	120.60	9.00	131.15	NM	0.00	0.00	0.00
FLBC	Finger Lakes Bancorp Inc of NY	10.70	10.70	0.55	5.11	4.43	0.42	3.92	0.22	206.46	0.85	22.58	117.01	12.53	117.01	29.46	0.24	1.77	40.00
FBTC	First BancTrust Corp of IL	14.81	14.81	0.92	6.21	7.10	0.65	4.36	2.81	30.89	1.55	14.08	86.11	12.75	86.11	20.06	0.20	1.25	17.54
FBEI	First Bancorp of Indiana of IN	17.22	15.99	0.68	3.72	4.82	0.51	2.79	0.19	208.33	0.65	20.74	80.30	13.83	86.50	27.65	0.30	2.13	44.12
FBSI	First Bancshares, Inc. of MO	10.46	10.19	0.80	7.12	8.31	0.80	7.12	1.33	23.70	0.40	12.04	85.11	8.90	87.32	12.04	0.16	1.29	15.53
FBBC	First Bell Bancorp, Inc. of PA	7.77	7.77	0.75	9.77	7.69	0.72	9.40	0.12	87.59	0.21	13.00	124.21	9.65	124.21	13.51	0.48	2.78	36.09
FCAP	First Capital, Inc. of IN	12.10	12.06	1.18	9.54	7.26	1.14	9.21	0.26	154.06	0.56	13.78	125.29	15.16	125.67	14.26	0.52	3.17	43.70
FDEF	First Defiance Fin. Corp of OH	9.80	8.64	1.27	13.02	10.82	0.64	6.61	0.32	276.80	1.88	9.25	113.58	11.13	128.94	18.22	0.52	2.83	26.13
FESX	First Essex Bancorp, Inc of MA*	7.86	6.81	1.07	14.46	6.51	1.01	13.68	0.29	277.35	NA	15.37	207.16	16.29	239.10	16.25	0.88	2.58	39.64
FFBH	First Fed. Bancshares of AR	10.45	10.45	0.79	7.42	7.29	0.72	6.75	NA	NA	0.19	13.72	105.41	11.01	105.41	15.06	0.48	1.96	26.82
FTFC	First Fed. Capital Corp. of WI	7.08	6.16	1.14	17.68	6.80	0.49	7.60	0.31	117.17	0.54	14.70	217.40	15.39	249.64	NM	0.52	2.49	36.62
FFKY	First Fed. Fin. Corp. of KY	9.33	7.89	1.10	12.22	7.91	1.10	12.22	0.47	114.35	0.62	12.65	148.58	13.86	175.72	12.65	0.72	3.20	40.45
FFBI	First Federal Bancshares of IL	18.04	18.04	0.76	4.01	4.92	0.70	3.69	0.54	NA	NA	20.34	86.35	15.58	86.35	22.10	0.32	1.79	36.36
FFSX	First Federal Bankshares of IA	10.96	8.06	0.43	4.00	4.86	0.18	1.65	NA	NA	1.18	20.59	83.58	9.16	113.64	NM	0.32	2.29	47.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 28 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 3, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
Financial Institution		Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FFBZ	First Federal Bncrp, Inc of OH	8.97	8.96	1.12	13.47	11.45	0.99	11.85	0.24	290.63	0.80	8.73	111.37	9.99	111.54	9.93	0.20	2.76	24.10
FFCH	First Fin. Holdings Inc. of SC	6.93	6.47	1.06	16.12	6.11	0.95	14.54	0.82	84.83	0.83	16.37	250.29	17.34	267.98	18.16	0.68	2.27	37.16
FFHS	First Franklin Corp. of OH	7.94	7.93	0.41	5.21	5.07	0.33	4.11	0.43	92.44	0.54	19.72	101.74	8.08	101.82	25.00	0.30	2.14	42.25
FGHC	First Georgia Hold., Inc of GA	8.30	8.11	0.73	9.09	6.13	0.73	9.09	1.99	46.83	1.14	16.30	144.79	12.02	148.22	16.30	0.10	2.67	43.48
FFSL	First Independence Corp. of KS	9.60	9.60	1.46	15.72	13.88	1.01	10.86	1.99	24.97	0.57	7.20	109.89	10.55	109.89	10.43	0.50	2.94	21.19
FKAN	First Kansas Fin. Corp. of KS	11.27	11.24	0.42	3.68	4.34	0.48	4.15	0.09	206.15	0.45	23.06	85.27	9.61	85.53	20.43	0.20	1.40	32.26
FKFS	First Keystone Fin., Inc of PA	6.02	6.02	0.51	8.36	6.76	0.50	8.09	0.54	84.63	0.89	14.80	122.89	7.40	122.89	15.29	0.36	1.98	29.27
CASH	First Midwest Fin., Inc. of IA	7.82	7.21	0.33	4.08	5.22	0.34	4.20	1.34	56.29	1.18	19.15	77.19	6.04	83.80	18.63	0.52	3.82	73.24
FMSB	First Mutual Bncshrs Inc of WA*	7.66	7.66	1.05	14.07	8.81	0.80	10.79	0.08	NA	1.23	11.35	151.15	11.58	151.15	14.80	0.25	1.66	18.80
FNFG	First Niagara MHC of NY (38.3)*	9.12	6.29	0.78	8.33	3.42	0.77	8.23	0.44	147.98	1.00	29.27	236.92	21.60	343.35	29.63	0.44	1.83	53.66
FNFI	First Niles Fin., Inc. of OH	18.69	18.69	0.92	4.44	3.81	0.71	3.46	1.52	46.40	1.68	26.22	119.49	22.33	119.49	NM	0.52	3.67	NM
FPFC	First Place Fin. Corp. of OH	11.48	10.22	1.04	8.70	6.77	0.86	7.16	0.86	61.62	0.91	14.78	131.96	15.15	148.31	17.95	0.50	2.84	42.02
FSFF	First SecurityFed Fin of IL	17.42	17.39	1.58	8.29	7.32	1.57	8.23	0.40	158.25	0.94	13.67	119.60	20.84	119.81	13.76	0.52	2.54	34.67
FSLA	First Sentinal Bancorp of NJ	10.76	10.50	1.25	11.20	5.60	1.22	10.93	0.09	683.87	1.03	17.87	197.24	21.22	202.02	18.30	0.38	2.53	45.24
FBNW	FirstBank NW Corp. of ID	9.29	9.29	0.80	8.26	7.99	0.39	4.00	0.53	150.22	1.44	12.51	103.43	9.61	103.43	25.83	0.48	2.41	30.19
FFDB	FirstFed Bancorp, Inc. of AL	10.14	9.59	0.66	6.04	6.92	0.66	6.04	NA	NA	0.71	14.45	92.24	9.35	97.49	14.45	0.28	3.80	54.90
FFBK	FloridaFirst Bancorp of FL	14.46	14.46	0.86	5.72	5.24	0.83	5.55	NA	NA	NA	19.08	108.41	15.68	108.41	19.68	0.24	1.28	24.49
FFIC	Flushing Fin. Corp. of NY*	8.96	8.71	1.06	11.41	6.02	1.05	11.21	0.16	272.90	0.61	16.62	186.15	16.69	191.61	16.92	0.36	1.90	31.58
FKKY	Frankfort First Bancorp of KY	12.45	12.45	1.01	8.26	6.52	1.01	8.26	0.55	12.80	0.07	15.33	126.29	15.72	126.29	15.33	1.12	6.09	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	7.90	7.90	0.93	12.07	10.47	0.90	11.76	0.90	47.25	0.65	9.55	109.42	8.64	109.42	9.80	0.40	2.67	25.48
GSLA	GS Financial Corp. of LA	18.79	18.79	0.86	4.43	6.21	0.65	3.35	0.13	174.70	0.53	16.11	73.58	13.82	73.58	21.34	0.36	2.28	36.73
GBNK	Gaston Fed Bnp MHC of NC(42.1)	9.29	8.22	0.56	4.12	2.35	0.66	4.84	0.51	135.99	0.93	NM	171.89	15.96	194.29	NM	0.32	1.88	NM
GCFC	Grand Central Fin. Corp. of OH	15.01	15.01	0.41	3.00	2.88	0.50	3.67	0.81	37.87	0.53	NM	103.26	15.50	103.26	28.32	0.36	3.35	NM
GTPS	Great American Bancorp of IL	11.03	11.03	0.72	6.20	6.22	0.70	5.98	0.23	268.73	0.71	16.07	103.64	11.43	103.64	16.67	0.44	1.96	31.43
PEDE	Great Pee Dee Bancorp of SC	20.60	19.25	0.91	4.15	4.60	0.91	4.15	1.18	54.20	0.77	21.76	89.54	18.45	95.82	21.76	0.50	3.89	NM
GAFC	Greater Atlant. Fin Corp of VA	5.31	4.99	0.05	0.85	0.90	-1.02	-17.66	0.08	295.67	0.50	NM	93.14	4.95	99.11	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (42.8)	12.88	12.88	0.67	4.89	3.39	0.67	4.89	0.35	141.45	0.80	29.48	141.80	18.26	141.80	29.48	0.56	3.11	NM
GFED	Guaranty Fed Bancshares of MO	12.34	12.33	0.96	7.57	7.01	0.67	5.24	0.87	73.41	0.78	14.27	107.54	13.27	107.62	20.63	0.50	3.73	53.19
HCBB	HCB Bancshares, Inc. of AR	10.73	10.66	0.34	3.11	3.37	0.34	3.11	1.39	36.94	1.11	29.64	95.10	10.20	95.66	29.64	0.28	1.72	50.91
HFFC	HF Financial Corp. of SD	7.34	6.59	0.56	8.07	8.92	0.50	7.23	0.99	90.04	1.26	11.21	88.20	6.47	98.19	12.50	0.44	3.38	37.93
HMNF	HMN Financial, Inc. of MN	10.03	9.41	0.75	7.77	6.76	0.54	5.60	0.52	97.90	0.78	14.79	111.99	11.24	119.44	20.54	0.72	3.89	57.60
HARB	Harbor Florida Bancshrs of FL	12.10	11.92	1.42	11.04	4.65	1.38	10.71	0.20	374.19	0.94	21.52	236.28	28.59	239.89	22.17	0.45	2.05	44.12
HARL	Harleysville Svgs Fin Cp of PA	6.08	6.08	0.74	12.00	8.60	0.72	11.67	0.03	NA	0.68	11.63	133.72	8.14	133.72	11.97	0.56	2.71	31.46
HFFB	Harrodsburg 1st Fin Bcrp of KY	15.73	15.47	0.48	2.69	3.68	0.48	2.69	0.75	37.77	0.38	27.15	74.66	11.74	75.88	27.15	0.60	4.80	NM
HTHR	Hawthorne Fin. Corp. of CA	6.49	6.49	0.93	14.99	10.08	0.94	15.23	1.43	115.55	1.76	9.92	138.68	9.00	138.68	9.76	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	7.23	6.71	0.70	9.81	8.10	0.60	8.35	NA	NA	NA	12.34	116.22	8.40	125.15	14.49	0.60	2.41	29.70
HFWA	Heritage Financial Corp of WA	13.42	12.27	1.08	7.65	5.65	0.91	6.45	0.61	161.62	1.16	17.69	139.28	18.69	152.28	20.97	0.46	3.13	55.42
HCBC	High Country Bancorp of CO	9.10	9.10	0.99	10.02	9.19	0.67	6.78	1.13	73.21	1.04	10.89	112.57	10.24	112.57	16.10	0.50	2.61	28.41
HIFS	Hingham Inst. for Sav. of MA*	8.68	8.68	1.41	16.05	8.10	1.38	15.79	NA	NA	0.88	12.35	187.12	16.25	187.12	12.55	0.64	2.10	25.91
HCFC	Home City Fin. Corp. of OH	8.07	7.81	0.58	6.72	8.82	0.38	4.32	1.03	34.74	0.45	11.34	76.90	6.21	79.46	17.62	0.44	3.84	43.56
HWEN	Home Financial Bancorp of IN	9.03	9.03	0.71	7.54	9.86	0.67	7.11	2.61	24.52	0.80	10.14	78.54	7.09	78.54	10.76	0.12	3.38	34.29
HLFC	Home Loan Financial Corp of OH	15.42	15.42	1.19	7.42	7.11	1.16	7.25	0.73	51.18	0.44	14.07	105.30	16.24	105.30	14.39	0.48	3.83	53.93
HSTD	Homestead Bancorp, Inc. of LA	10.08	10.08	0.51	4.82	6.21	0.43	4.06	0.33	84.71	0.45	16.11	77.54	7.82	77.54	19.15	0.24	2.36	38.10
HFBC	HopFed Bancorp of KY	16.29	16.29	0.65	3.52	3.61	1.11	6.00	0.26	121.89	0.55	27.73	99.51	16.21	99.51	16.27	0.44	3.61	NM
HRZB	Horizon Financial Corp. of WA*	13.35	13.28	1.28	9.62	8.02	1.18	8.83	0.13	587.16	1.01	12.46	118.60	15.83	119.22	13.57	0.48	3.50	43.64
HCBK	Hudson Cty Bcp MHC of NJ(38.7)*	11.28	11.28	1.32	10.09	3.56	1.32	10.09	NA	NA	0.40	28.12	294.57	33.23	294.57	28.12	0.64	1.66	46.72
HRBT	Hudson River Bancorp Inc of NY	11.84	9.74	1.08	8.03	4.46	1.07	7.96	0.90	177.69	2.07	22.41	173.96	20.60	211.64	22.60	0.40	1.54	34.48
ITLA	ITLA Capital Corp of CA*	9.14	9.14	1.26	13.42	10.42	1.26	13.42	2.17	81.29	2.03	9.60	126.38	11.56	126.43	9.60	0.00	0.00	0.00
ICBC	Independence Comm Bnk Cp of NY	11.55	9.00	1.18	10.28	4.35	1.16	10.14	0.61	169.53	1.33	22.99	224.59	25.94	288.06	23.30	0.48	1.40	32.21
IFSB	Independence FSB of DC	8.95	8.55	0.13	1.45	2.17	-0.12	-1.39	0.88	20.93	0.65	NM	66.37	5.94	69.44	NM	0.00	0.00	0.00
IPSW	Ipswich Bancshares, Inc. of MA(8)*	4.71	4.71	0.94	18.55	7.16	0.88	17.53	0.06	NA	1.04	13.97	259.87	12.24	259.87	14.78	0.48	2.35	32.88
JXVL	Jacksonville Bancorp Inc of TX	9.31	9.31	1.23	11.80	9.48	1.23	11.75	0.23	NA	NA	10.55	121.82	11.34	121.82	10.60	0.50	2.00	21.10
JXSB	Jcksnville SB MHC of IL (45.6)	8.81	7.37	-0.01	-0.09	-0.09	0.77	8.66	3.02	16.89	0.73	NM	108.76	9.58	129.92	12.42	0.30	2.60	NM
KFBI	Klamath First Bancorp of OR	7.48	4.46	0.56	5.96	6.14	0.26	2.80	0.08	699.57	1.19	16.28	99.44	7.44	166.84	NM	0.52	3.26	53.06
LSBX	LSB Corp of No. Andover MA*	12.34	12.34	0.78	6.34	5.63	0.73	5.93	0.22	418.29	1.75	17.75	110.69	13.66	110.69	18.99	0.44	3.22	57.14
LSBI	LSB Fin. Corp. of Lafayette IN	8.32	8.32	0.76	9.56	8.42	0.60	7.55	NA	NA	NA	11.88	109.96	9.15	109.96	15.04	0.44	2.36	28.03

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 3, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
LARL	Laurel Capital Group Inc of PA	10.45	10.45	1.28	12.69	8.23	1.26	12.46	0.24	291.15	1.02	12.15	150.29	15.70	150.29	12.37	0.72	3.49	42.35
LFED	Leeds Fed Bksr MHC of MD(27.3)(8)	12.31	12.31	0.64	4.74	1.68	0.64	4.74	0.62	27.85	0.31	NM	275.96	33.97	275.96	NM	0.60	1.91	NM
LXMO	Lexington B&L Fin. Corp. of MO	10.21	9.66	0.48	4.13	5.09	0.43	3.71	0.67	75.87	0.98	19.64	80.76	8.25	85.40	21.89	0.30	1.96	38.46
LIBB	Liberty Bancrp MHC of NJ(36.7)	9.14	9.14	0.28	2.78	1.47	0.28	2.78	0.11	230.00	0.41	NM	194.29	17.76	194.29	NM	0.12	0.65	44.44
LFCO	Life Financial Corp of CA(8)	3.63	3.63	-1.82	-47.84	NM	-1.97	NM	7.01	24.59	2.20	NM	45.39	1.65	45.39	NM	0.00	0.00	NM
LNCB	Lincoln Bancorp of IN	17.51	17.02	0.81	4.62	4.40	0.72	4.10	0.34	160.19	0.75	22.74	107.47	18.82	110.56	25.58	0.40	2.17	49.38
LOGN	Logansport Fin. Corp. of IN	12.60	12.60	1.03	8.00	8.00	1.03	8.00	1.46	56.23	1.00	12.51	100.63	12.68	100.63	12.51	0.48	2.74	34.29
MAFB	MAF Bancorp, Inc. of IL	7.79	5.90	1.12	14.77	6.68	1.00	13.17	0.36	96.50	0.46	14.98	204.77	15.95	270.21	16.80	0.60	1.55	23.26
MFBC	MFB Corp. of Mishawaka IN	8.48	8.48	0.71	8.71	9.80	0.49	6.02	0.66	178.83	1.60	10.20	85.72	7.27	85.72	14.77	0.42	1.87	19.09
MSBF	MSB Financial, Inc of MI	17.27	17.27	1.77	10.99	10.44	1.26	7.83	1.70	40.58	0.77	9.58	100.40	17.34	100.40	13.45	0.40	3.16	30.30
MASB	MassBank Corp. of Reading MA*	11.83	11.72	1.12	9.60	7.54	0.82	7.02	0.07	410.40	0.80	13.26	124.12	14.69	125.31	18.13	0.88	2.92	38.77
MTXC	Matrix Bancorp, Inc. of CO	4.33	4.33	0.54	12.82	9.81	0.81	19.28	2.77	20.48	4.66	10.19	122.03	5.28	122.03	6.78	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.24	8.17	0.77	9.30	7.09	0.81	9.86	NA	NA	1.31	14.10	131.16	10.81	132.39	13.30	0.60	4.26	60.00
MDBK	Medford Bancorp, Inc. of MA*	7.90	7.79	1.01	12.79	6.30	0.91	11.49	0.07	725.41	1.04	15.86	196.23	15.49	198.87	17.66	0.60	2.14	33.90
METF	Metropolitan Fin. Corp. of OH	2.90	2.75	-0.12	-4.12	-6.54	-0.44	-15.64	1.90	57.49	1.63	NM	65.07	1.89	68.86	NM	0.00	0.00	NM
MBBC	Monterey Bay Bancorp of CA	9.33	9.05	0.73	7.99	5.89	0.70	7.62	0.42	295.96	1.41	16.97	127.50	11.90	131.39	17.79	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	14.24	14.11	1.05	6.86	6.37	0.93	6.07	1.04	67.77	0.85	15.70	115.92	16.51	117.00	17.76	0.36	1.89	29.75
MYST	Mystic Fin., Inc of Medford MA*	8.29	8.29	0.37	3.82	3.44	0.56	5.91	NA	NA	0.85	29.09	121.06	10.03	121.06	18.82	0.36	1.88	54.55
NASB	NASB Fin, Inc. of Grandview MO	10.01	9.89	1.83	20.13	9.06	0.83	9.14	NA	NA	0.75	11.04	205.64	20.59	208.13	24.30	0.60	2.49	27.52
NHTB	NH Thrift Bancshares of NH	5.86	3.41	0.65	11.13	8.35	0.54	9.26	0.53	168.07	1.29	11.98	128.16	7.51	220.48	14.41	0.64	3.34	40.00
NYCB	New York Community Bcrp of NY*	10.68	3.36	1.63	18.18	3.39	1.52	16.93	0.19	228.21	0.75	29.50	312.79	33.40	NM	NM	0.80	2.66	NM
NMIL	Newmil Bancorp, Inc. of CT*	8.34	6.80	0.99	11.39	5.89	0.94	10.85	0.31	295.65	1.59	16.99	188.31	15.70	230.89	17.83	0.50	2.30	39.06
NBSI	North Bancshares of Chicago IL	9.90	9.90	0.35	3.73	3.43	0.32	3.37	NA	NA	0.32	29.17	105.06	10.40	105.06	NM	0.44	3.59	NM
FFFD	North Central Bancshares of IA	9.59	8.25	1.11	11.73	9.65	1.11	11.73	0.42	181.48	0.90	10.36	121.21	11.62	140.85	10.36	0.72	2.77	28.69
NEIB	Northeast Indiana Bncrp of IN	11.02	11.02	0.82	7.41	8.74	0.77	6.94	NA	NA	1.19	11.44	85.77	9.45	85.77	12.21	0.48	3.30	37.80
NWSB	Northwest Bcrp MHC of PA(25.4)	7.10	5.38	0.82	11.45	4.72	0.75	10.43	0.53	98.31	0.72	21.16	230.19	16.35	303.64	23.25	0.24	1.69	35.82
OCFC	OceanFirst Fin. Corp of NJ	8.32	8.22	1.06	11.91	5.73	0.91	10.20	0.36	163.96	0.79	17.45	216.07	17.98	218.67	20.37	1.04	3.17	55.32
ONFC	Oneida Fincl MHC of NY (43.1)	12.76	11.42	0.89	6.86	3.35	0.81	6.28	0.08	586.67	1.00	29.83	197.53	25.21	220.83	NM	0.51	2.90	NM
OTFC	Oregon Trail Fin. Corp. of OR	12.91	12.90	1.13	7.99	7.93	1.19	8.42	0.24	246.31	0.82	12.61	109.31	14.12	109.43	11.97	0.40	2.12	26.67
PBNC	PFS Bancorp Inc of IN	21.11	21.11	0.73	3.46	4.13	0.83	3.92	0.75	66.73	0.71	24.23	83.80	17.69	83.80	21.38	0.20	1.38	33.33
PHSB	PHSB Financial Corp of PA	16.75	16.75	0.78	6.54	4.71	0.75	6.33	0.19	253.96	1.09	21.25	90.01	15.08	90.01	21.94	0.32	2.35	50.00
PVFC	PVF Capital Corp. of OH	7.29	7.29	1.00	14.36	10.60	0.80	11.53	NA	NA	0.65	9.43	128.22	9.35	128.22	11.75	0.30	2.41	22.73
PBCI	Pamrapo Bancorp, Inc. of NJ	8.81	8.81	0.99	10.72	6.28	0.99	10.72	0.65	61.46	0.58	15.92	167.75	14.77	167.75	15.92	1.50	4.83	NM
PFED	Park Bancorp of Chicago IL	11.21	11.21	0.65	5.61	6.38	0.56	4.88	0.05	409.84	0.37	15.67	91.92	10.30	91.92	18.03	0.48	2.36	36.92
PVSA	Parkvale Financial Corp of PA	7.02	7.01	1.02	14.70	8.98	0.96	13.86	0.65	146.01	1.24	11.14	157.11	11.03	157.47	11.81	0.72	2.64	29.39
PRTR	Partners Trust MHC (46.) of NY	14.86	14.86	0.64	4.33	3.14	0.64	4.33	NA	NA	NA	NM	138.06	20.52	138.06	NM	0.00	0.00	0.00
PBHC	Pathfinder BC MHC of NY (39.3)*	9.08	8.12	0.68	7.44	4.61	0.51	5.52	1.25	54.92	1.03	21.69	157.68	14.32	176.28	29.24	0.28	2.08	45.16
PFSB	PennFed Fin. Services of NJ	6.36	6.03	0.75	11.70	6.57	0.74	11.63	0.14	204.19	0.39	15.21	177.39	11.28	187.15	15.30	0.24	0.88	13.41
PFDC	Peoples Bancorp of Auburn IN	11.90	11.25	1.02	8.48	8.02	0.98	8.12	NA	NA	0.50	12.46	104.30	12.41	110.30	13.02	0.60	3.44	42.86
PBCT	Peoples Bank, MHC of CT (40.7)*	7.86	6.89	0.67	8.30	4.66	0.30	3.78	0.38	252.09	1.68	21.44	173.72	13.66	198.27	NM	1.44	5.46	NM
PCBI	Peoples Community Bcrp. of OH	8.72	8.09	0.65	6.71	4.93	0.11	1.18	0.34	307.83	1.15	20.29	129.78	11.31	139.86	NM	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.41	12.41	0.53	4.15	4.38	0.47	3.71	1.13	44.17	0.57	22.83	95.30	11.83	95.30	25.49	0.36	3.28	NM
PHFC	Pittsburgh Home Fin Corp of PA	5.12	5.08	0.11	2.05	2.40	0.11	1.99	0.84	79.84	1.00	NM	90.69	4.64	91.41	NM	0.36	2.62	NM
PFSL	Pocahontas Bancorp, Inc. of AR	9.31	6.20	0.40	4.07	4.06	0.71	7.23	1.43	41.37	0.86	24.63	98.11	9.13	147.23	13.87	0.28	2.84	70.00
PORT	Port Fin. Corp of Brighton MA	10.84	10.84	1.00	7.53	5.39	1.03	7.82	0.01	NA	1.19	18.54	156.08	16.92	156.08	17.86	0.60	1.76	32.61
PRBC	Prestige Bancorp, Inc. of PA(8)	6.03	6.03	0.02	0.27	0.22	-0.04	-0.72	1.32	45.25	0.84	NM	121.98	7.36	121.98	NM	0.00	0.00	0.00
PFNC	Progress Financial Corp. of PA	5.94	5.94	0.06	1.09	0.86	-0.08	-1.36	NA	NA	1.96	NM	127.75	7.59	127.75	NM	0.00	0.00	0.00
PBCP	Provident Bcp MHC of NY (45.2)	11.66	11.66	0.93	8.16	3.61	0.88	7.75	0.31	335.88	1.51	27.72	216.05	25.18	216.05	29.17	0.44	1.57	43.56
PROV	Provident Fin. Holdings of CA	9.44	9.44	0.88	10.11	8.51	0.28	3.22	0.30	185.65	0.97	11.75	114.94	10.85	114.98	NM	0.00	0.00	0.00
PLSK	Pulaski Bncp MHC of NJ (41.8)(8)	10.69	10.69	0.42	4.03	1.59	0.51	4.96	0.18	292.42	0.83	NM	247.61	26.47	247.61	NM	0.40	1.22	NM
PULB	Pulaski Fin Cp of St. Louis MO	9.75	9.75	1.28	12.22	7.07	0.74	7.06	0.84	77.32	1.00	14.15	171.76	16.75	171.76	24.49	0.30	1.57	22.22
QCBC	Quaker City Bancorp, Inc of CA	8.31	8.26	1.37	17.25	8.89	1.35	16.96	0.21	386.64	0.96	11.24	175.71	14.59	176.58	11.44	0.00	0.00	0.00
RIVR	River Valley Bancorp of IN	9.38	9.36	1.11	11.29	9.21	0.82	8.33	NA	NA	1.25	10.86	119.32	11.19	119.53	14.72	0.60	2.26	24.59
RVSB	Riverview Bancorp, Inc. of WA	13.56	13.37	1.10	8.71	7.60	0.84	6.60	0.73	77.32	0.79	13.16	113.20	15.35	114.83	17.37	0.44	3.25	42.72
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.69	14.69	0.93	6.16	3.80	0.92	6.08	0.31	211.52	0.94	26.28	166.26	24.43	166.26	26.62	0.36	1.76	46.15
RSLN	Roslyn Bancorp, Inc. of NY*	6.51	6.50	1.35	18.53	5.60	1.37	18.81	0.53	88.37	1.10	17.86	NM	22.81	NM	17.59	0.50	2.14	38.17

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 2B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 3, 2002

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
SCFS	Seacoast Fin Serv Corp of MA*	9.13	8.05	0.98	10.41	5.82	0.98	10.41	0.47	186.76	1.15	17.18	174.39	15.92	197.75	17.18	0.40	1.82	31.25
SFBI	Security Financial Bcrp of IN	18.62	18.62	0.52	2.81	2.78	0.57	3.07	NA	NA	1.37	NM	102.33	19.06	102.33	NM	0.00	0.00	0.00
SKBO	Skibo Fin Corp MHC of PA(39.4)	16.00	16.00	0.48	2.89	1.86	0.48	2.89	0.07	376.11	0.87	NM	157.31	25.17	157.31	NM	0.48	3.88	NM
SOBI	Sobieski Bancorp of S. Bend IN	9.90	9.90	0.56	5.42	7.31	0.45	4.29	NA	NA	0.47	13.68	72.36	7.16	72.36	17.26	0.32	2.21	30.19
SFFS	Sound Fed Bp MHC of NY (41.1)	10.16	7.80	0.84	8.15	5.50	0.84	8.15	0.17	219.29	0.60	18.18	142.86	14.51	186.14	18.18	0.28	1.56	28.28
SSFC	South Street Fin. Corp. of NC*	11.08	11.08	0.45	3.79	3.96	0.45	3.79	0.30	66.41	0.26	25.28	96.32	10.67	96.32	25.28	0.40	5.46	NM
SMBC	Southern Missouri Bncrp of MO	9.19	7.82	0.73	7.52	7.78	0.73	7.52	0.37	152.49	0.73	12.85	95.85	8.81	112.67	12.85	0.50	2.70	34.72
STFR	St. Francis Cap. Corp. of WI	7.45	6.85	0.86	12.67	8.58	0.58	8.67	0.51	110.25	0.99	11.65	139.86	10.43	152.28	17.03	0.60	2.43	28.30
SFFC	StateFed Financial Corp. of IA	14.75	14.75	0.71	4.85	5.52	0.71	4.85	2.34	22.12	0.60	18.10	92.76	13.68	92.76	18.10	0.40	3.81	68.97
STSA	Sterling Financial Corp. of WA	5.45	3.99	0.58	10.50	7.02	0.52	9.40	0.82	82.49	0.97	14.24	139.53	7.61	190.89	15.90	0.00	0.00	0.00
SUFI	Superior Financial Corp of AR	7.55	4.13	0.77	11.07	7.70	0.72	10.33	0.51	140.28	1.11	12.99	133.13	10.05	243.63	13.92	0.40	2.05	26.67
THRD	TF Fin. Corp. of Newtown PA	8.15	7.44	0.82	10.21	8.59	0.97	12.14	0.54	51.68	0.52	11.64	114.99	9.37	126.03	9.78	0.60	2.44	28.44
THTL	Thistle Group Holdings of PA(8)	11.86	10.80	0.52	4.29	4.70	0.39	3.22	0.45	77.05	0.96	21.29	92.19	10.93	101.27	28.38	0.32	2.68	57.14
TSBK	Timberland Bancorp, Inc. of WA	18.74	18.74	1.50	7.80	7.47	1.42	7.43	1.14	77.11	1.09	13.38	105.51	19.77	105.51	14.05	0.44	2.61	34.92
TRYF	Troy Financial Corp of Troy NY	14.99	12.16	0.98	6.54	4.15	0.96	6.42	0.32	400.86	1.89	24.07	158.34	23.74	195.20	24.53	0.46	1.77	42.59
UCBC	Union Community Bancorp of IN	23.70	23.70	1.43	5.32	5.07	1.43	5.32	0.48	75.36	0.43	19.74	108.62	25.75	108.62	19.74	0.44	2.93	57.89
UFBS	Union Fin Bancshares Inc of SC	8.22	6.15	0.50	5.83	5.07	0.44	5.17	0.47	82.35	0.72	19.72	110.58	9.09	147.68	22.22	0.40	2.86	56.34
UCFC	United Community Fin. of OH	13.46	12.13	0.98	6.04	5.24	0.78	4.80	0.67	88.73	0.81	19.09	114.13	15.36	126.70	24.00	0.30	3.57	68.18
UPFC	United PanAm Fin. Corp of CA(8)	10.97	10.97	1.33	10.68	7.55	1.20	9.62	0.03	NA	6.45	13.24	136.21	14.95	136.21	14.71	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	13.59	12.65	0.91	6.78	6.33	0.92	6.88	0.69	98.45	0.97	15.81	103.66	14.09	111.40	15.58	0.30	2.79	44.12
WHGB	WHG Bancshrs of Lutherville MD(8)	10.33	10.30	0.24	2.40	2.20	0.24	2.40	NA	NA	NA	NM	107.13	11.07	107.46	NM	0.36	2.55	NM
WSFS	WSFS Financial Corp. of DE*	5.23	5.18	0.93	17.43	8.18	0.35	6.62	0.47	238.30	2.05	12.23	208.48	10.90	210.59	NM	0.20	0.87	10.70
WVFC	WVS Financial Corp. of PA	7.32	7.32	1.24	17.19	11.32	1.24	17.19	1.20	56.38	1.58	8.84	145.92	10.68	145.92	8.84	0.64	3.98	35.16
WRNB	Warren Bancorp of Peabody MA*	9.16	9.16	1.54	17.65	7.99	1.43	16.36	0.38	279.54	1.46	12.52	209.41	19.18	209.41	13.51	0.48	3.99	50.00
WSBI	Warwick Community Bncrp of NY*	9.17	8.82	0.79	8.07	4.94	0.78	7.93	0.34	133.76	0.70	20.25	162.51	14.90	168.89	20.60	0.40	1.66	33.61
WFSL	Washington Federal, Inc. of WA	12.59	12.07	1.78	14.81	7.36	1.76	14.66	0.70	42.21	0.49	13.58	192.06	24.18	200.30	13.72	0.88	3.31	44.90
WAYN	Wayne Svgs Bks MHC of OH(47.5)(8)	7.76	7.67	0.53	6.67	3.18	0.44	5.46	1.07	20.30	0.28	NM	206.88	16.05	209.17	NM	0.68	3.28	NM
WYPT	Waypoint Financial Corp of PA	9.05	8.80	0.76	8.28	5.72	0.67	7.32	0.45	94.68	0.93	17.48	140.19	12.69	144.23	19.78	0.40	2.22	38.83
WCFB	Wbstr Cty Fed MHC of IA (38.4)	20.86	20.86	1.23	5.68	3.53	1.23	5.68	0.99	37.24	0.50	28.33	158.90	33.14	158.90	28.33	1.00	5.52	NM
WBST	Webster Financial Corp. of CT	8.49	5.79	1.14	13.88	6.89	1.14	13.83	0.57	143.04	1.43	14.50	191.60	16.26	280.98	14.56	0.76	1.93	27.94
WEFC	Wells Fin. Corp. of Wells MN	10.23	10.23	1.50	14.95	12.87	1.16	11.59	NA	NA	NA	7.77	110.07	11.26	110.07	10.02	0.72	3.31	25.71
WEBK	West Essex Bp MHC of NJ (40.2)	13.73	12.80	0.84	6.07	3.26	0.84	6.07	0.49	74.60	0.81	NM	183.75	25.22	197.10	NM	0.56	2.95	NM
WOFC	Western Ohio Fin. Corp. of OH	12.62	12.62	0.54	4.46	4.95	0.49	4.07	0.92	51.75	0.58	20.18	88.68	11.19	88.68	22.09	1.00	4.76	NM
WGBCD	Willow Grove Bancorp of PA	16.71	16.71	0.45	2.70	2.41	0.68	4.05	0.75	91.69	1.00	NM	112.16	18.74	112.16	27.67	0.24	2.07	NM
YFCB	Yonkers Fin Corp of Yonkers NY(8)	7.21	7.21	0.47	6.49	3.90	0.60	8.27	0.06	556.18	0.53	25.62	161.37	11.63	161.37	20.10	0.40	1.38	35.40

EXHIBIT 3
Monarch Community Bancorp, Inc.
Pro Forma Analysis Sheet

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Monarch Community Bancorp, Inc.
Prices as of May 3, 2002

Final Valuation Pricing Multiples		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	Michigan Companies Mean	Michigan Companies Median	All SAIF-Insured Mean	All SAIF-Insured Median
Price-earnings multiple	=	P/E	24.36 x	13.35x	11.44x	10.39x	10.39x	15.86x	14.27x
Price-core earnings multiple	=	P/CE	NM x	15.92x	14.08x	15.43x	15.43x	17.40x	16.59x
Price-book ratio	=	P/B	58.30%	97.76%	100.40%	154.58x	120.97%	129.77%	118.46%
Price-tangible book ratio	=	P/TB	58.30%	98.82%	100.63%	154.58%	120.97%	138.52%	123.16%
Price-assets ratio	=	P/A	9.35%	13.89%	12.68%	15.77%	17.34%	13.37%	11.62%

Valuation Parameters

Pre-Conversion Earnings (Y)	$695,000	(Yr End 3/02)	ESOP Stock Purchases (E)	8.00%	(4)
Pre-Conversion Core Earnings	($198,000)		Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$15,476,000		ESOP Amortization (T)	10.00	years
Pre-Conv. Tang. Book Value (B)	$15,476,000		Stock Programs Amount (M)	4.00%	
Pre-Conversion Assets (A)	$172,694,000		Stock Programs Vesting (N)	5.00	years (4)
Reinvestment Rate:	2.17%		Fixed Expenses	$860,000	
Tax rate (TAX)	34.00%		Variable Expenses	0.00%	
A-T Reinvestment Rate (2)(R)	1.43%		Insider Purchases	$500,000	
Est. Conversion Expenses (3)(X)	4.91%		Price/Share	$10.00	

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $17,500,000

2. $V = \dfrac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$ V= $17,500,000

3. $V = \dfrac{P/A * A}{1 - P/A * PCT * (1-X-E-M)}$ V= $17,500,000

Conclusion	Gross Proceeds	Conversion Shares
Minimum	$14,875,000	1,487,500
Midpoint	$17,500,000	1,750,000
Maximum	$20,125,000	2,012,500
Supermaximum	$23,143,750	2,314,375

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.17 percent, and a tax rate of 34 percent.
(3) Estimated offering expenses at midpoint of the offering.
(4) ESOP amortizes over 10 years, stock programs amortize over 5 years, amortization expenses tax effected at 34 percent.

EXHIBIT 4
Monarch Community Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monarch Community Bank
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$14,875,000
Less: Estimated Offering Expenses	860,000
Net Conversion Proceeds	$14,015,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$14,015,000
Less: Non-Cash Stock Purchases (1)	1,785,000
Net Proceeds Reinvested	$12,230,000
Estimated net incremental rate of return	1.43%
Earnings Increase	$175,158
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	78,540
Less: Stock Programs Vesting (2)	78,540
Net Earnings Increase	$18,078

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2002 (reported)	$695,000	$18,078	$713,078
12 Months ended March 31, 2002 (core)	($198,000)	$18,078	($179,922)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$15,476,000	$12,230,000	$27,706,000
March 31, 2002 (Tangible)	$15,476,000	$12,230,000	$27,706,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$172,694,000	$12,230,000	$184,924,000

(1) Includes ESOP stock purchases equal to 8.0 percent of the second step offering and stock program purchases equal to 4.0 percent of the second step offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 10 years, amortization expense tax-effected at a 34% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monarch Community Bank
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$17,500,000
Less: Estimated Offering Expenses	860,000
Net Conversion Proceeds	$16,640,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$16,640,000
Less: Non-Cash Stock Purchases (1)	2,100,000
Net Proceeds Reinvested	$14,540,000
Estimated net incremental rate of return	1.43%
Earnings Increase	$208,242
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	92,400
Less: Stock Programs Vesting (2)	92,400
Net Earnings Increase	$23,442

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2002 (reported)	$695,000	$23,442	$718,442
12 Months ended March 31, 2002 (core)	($198,000)	$23,442	($174,558)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$15,476,000	$14,540,000	$30,016,000
March 31, 2002 (Tangible)	$15,476,000	$14,540,000	$30,016,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$172,694,000	$14,540,000	$187,234,000

(1) Includes ESOP stock purchases equal to 8.0 percent of the second step offering and stock program purchases equal to 4.0 percent of the second step offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 10 years, amortization expense tax-effected at a 34% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monarch Community Bank
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$20,125,000
Less: Estimated Offering Expenses	860,000
Net Conversion Proceeds	$19,265,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$19,265,000
Less: Non-Cash Stock Purchases (1)	2,415,000
Net Proceeds Reinvested	$16,850,000
Estimated net incremental rate of return	1.43%
Earnings Increase	$241,326
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	106,260
Less: Stock Programs Vesting (2)	106,260
Net Earnings Increase	$28,806

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2002 (reported)	$695,000	$28,806	$723,806
12 Months ended March 31, 2002 (core)	($198,000)	$28,806	($169,194)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$15,476,000	$16,850,000	$32,326,000
March 31, 2002 (Tangible)	$15,476,000	$16,850,000	$32,326,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$172,694,000	$16,850,000	$189,544,000

(1) Includes ESOP stock purchases equal to 8.0 percent of the second step offering and stock program purchases equal to 4.0 percent of the second step offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 10 years, amortization expense tax-effected at a 34% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monarch Community Bank
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$23,143,750
Less: Estimated Offering Expenses	860,000
Net Conversion Proceeds	$22,283,750

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$22,283,750
Less: Non-Cash Stock Purchases (1)	2,777,250
Net Proceeds Reinvested	$19,506,500
Estimated net incremental rate of return	1.43%
Earnings Increase	$279,372
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	122,199
Less: Stock Programs Vesting (2)	122,199
Net Earnings Increase	$34,974

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2002 (reported)	$695,000	$34,974	$729,974
12 Months ended March 31, 2002 (core)	($198,000)	$34,974	($163,026)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$15,476,000	$19,506,500	$34,982,500
March 31, 2002 (Tangible)	$15,476,000	$19,506,500	$34,982,500

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$172,694,000	$19,506,500	$192,200,500

(1) Includes ESOP stock purchases equal to 8.0 percent of the second step offering and stock program purchases equal to 4.0 percent of the second step offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 10 years, amortization expense tax-effected at a 34% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.

EXHIBIT 5

RP Financial, LC.
Firm Qualifications Statement

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com